Dreyfus
Cash Management
Funds

ANNUAL REPORT January 31, 2006

Dreyfus Cash Management

Dreyfus Cash Management Plus, Inc.

Dreyfus Government Cash Management

Dreyfus Government Prime Cash Management

Dreyfus Treasury Cash Management

Dreyfus Treasury Prime Cash Management

Dreyfus Municipal Cash Management Plus

Dreyfus New York Municipal Cash Management

Dreyfus Tax Exempt Cash Management



YOU, YOUR ADVISOR AND

Dreyfus
A MELLON FINANCIAL COMPANY℠

Contents

The Funds

For More Information

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

The Funds



LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present the annual report for Dreyfus Cash Management Funds (Taxable). For the 12-month period ended January 31, 2006, the six Dreyfus Cash Management Funds listed below produced the following yields and effective yields:[1]

	Yield (%)	Effective Yield (%)
Dreyfus Cash Management		
Institutional Shares	3.24	3.28
Investor Shares	2.99	3.03
Administrative Shares	3.14	3.18
Participant Shares	2.84	2.87
Dreyfus Cash Management Plus, Inc.		
Institutional Shares	3.24	3.29
Investor Shares	2.99	3.03
Administrative Shares	3.14	3.19
Participant Shares	2.84	2.88
Dreyfus Government Cash Management		
Institutional Shares	3.18	3.23
Investor Shares	2.93	2.97
Administrative Shares	3.08	3.12
Participant Shares	2.78	2.82
Dreyfus Government Prime Cash Management		
Institutional Shares	3.14	3.18
Investor Shares	2.89	2.92
Administrative Shares	3.03	3.08
Participant Shares	2.73	2.77
Dreyfus Treasury Cash Management		
Institutional Shares	3.06	3.10
Investor Shares	2.81	2.84
Administrative Shares	2.96	3.00
Participant Shares	2.66	2.69
Dreyfus Treasury Prime Cash Management		
Institutional Shares	2.92	2.96
Investor Shares	2.67	2.70
Administrative Shares	2.82	2.86
Participant Shares	2.52	2.55

Economic and Market Environment

Although the overnight federal funds rate began the reporting period at 2.25% after approximately seven months of gradual increases, long-dormant inflationary pressures appeared to intensify during the first quarter of 2005 when energy prices moved sharply higher. It was no surprise, therefore, that the Federal Reserve Board (the "Fed") raised the federal funds rate at its February and March 2005 meetings to 2.75%. It later was revealed that the U.S. economy expanded at a relatively moderate 3.5% rate over the first three months of 2005.

Although concerns in the spring that the U.S. economy might have hit a soft patch proved to be short-lived, soaring energy prices and the possibility of slower global economic growth weighed on investor sentiment. Still, the Fed implemented rate hikes in May and June, raising the federal funds rate to 3.25%. U.S. GDP grew at a 3.3% annualized rate during the second quarter of 2005.

In July and August, stronger employment data helped convince investors that economic growth was solid. While inflationary pressures appeared to stay contained due to steep discounts from automobile manufacturers and apparel retailers, oil and gas prices continued to escalate. The Fed raised the federal funds rate to 3.5% at its meeting on August 9. On August 29, however, Hurricane Katrina struck the Gulf Coast, and oil prices spiked to more than $70 per barrel, reigniting concerns about a possible economic slowdown. Although some analysts believed that the Gulf Coast hurricanes might prompt the Fed to pause at its September 20 meeting, the Fed remained on course, increasing the federal funds rate to 3.75%. It was later announced that U.S. GDP grew at a relatively robust 4.1% annualized rate during the third quarter of 2005.

As was widely expected, the Fed hiked interest rates in early November when the economy continued to exhibit signs of strength. December saw the creation of 108,000 new jobs and a decline in the unemployment rate to 4.9%. These statistics appeared to confirm that the U.S. economy would finish 2005 on solid footing, and the twin drags caused by higher energy prices and the Gulf Coast hurricanes

apparently were not sufficient to offset strength in broad sectors of the domestic economy.

The Fed implemented its final rate increase of 2005 at its meeting on December 10, leaving the federal funds rate at 4.25% by year-end. However, the Fed changed some of the language in its announcement of the increase, which many analysts interpreted as a signal that the credit tightening campaign might be nearing completion. This view was reinforced shortly after the start of 2006, when minutes from the December meeting showed that some Fed members had expressed concern that further rate hikes might restrict economic growth. However, the U.S. Department of Commerce later estimated that U.S. GDP expanded at a lower-than-expected 1.1% during the fourth quarter, apparently due to weakness in consumer spending and corporate capital expenditures. It also was estimated that the U.S. economy grew at a 3.5% rate for 2005 overall.

The economy's surprisingly weak performance for the fourth quarter appeared to be offset by more encouraging news from the labor market, including a reduction in the unemployment rate to 4.7% for December. As expected, the Fed implemented its fourteenth consecutive rate hike at its meeting on January 31, the last day of the reporting period. The Fed again revised the language in its statement accompanying the increase, indicating that "some further policy firming may be needed...." This change was widely viewed as an attempt to give the new Fed Chairman, Ben Bernanke, flexibility to set his own course.

Portfolio Focus

Investors currently are facing greater uncertainty regarding Fed policy under a new chairman. In addition, the Fed appears ready to give greater weight to incoming economic data when deciding whether to continue the tightening process at upcoming meetings. Therefore, we have continued to maintain the funds' relatively defensive posture, in which we focused primarily on securities with maturities of six months or less in an attempt to maintain the liquidity required to capture higher yields as they became available. Generally, we have set the funds' weighted average maturities according to the proximity of upcoming Fed meetings. However, we are prepared to increase the funds' weighted average maturities should we see more concrete signs that short-term interest rates have peaked.

Sincerely,

Patricia A. Larkin
Senior Portfolio Manager

February 15, 2006
New York, N.Y.

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*



LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present the annual report for Dreyfus Cash Management Funds (Tax Exempt). For the 12-month period ended January 31, 2006, the three tax-exempt money market portfolios that comprise Dreyfus Cash Management Funds (Tax Exempt) produced the following yields and effective yields:[1]

	Yield (%)	Effective Yield (%)
Dreyfus Municipal Cash Management Plus		
Institutional Shares	2.36	2.39
Investor Shares	2.11	2.13
Administrative Shares	2.26	2.29
Participant Shares	1.96	1.98
Dreyfus New York Municipal Cash Management		
Institutional Shares	2.34	2.36
Investor Shares	2.09	2.11
Administrative Shares	2.24	2.26
Participant Shares	1.94	1.95
Dreyfus Tax Exempt Cash Management		
Institutional Shares	2.33	2.36
Investor Shares	2.08	2.10
Administrative Shares	2.24	2.26
Participant Shares	1.94	1.95

Economic and Market Environment

While the U.S. economy grew at a relatively steady pace over the reporting period, and inflationary pressures generally remained subdued, investor sentiment waxed and waned throughout the year in response to each release of new economic data.

During the first half of the reporting period, energy prices moved sharply higher and long-dormant inflationary pressures appeared to intensify. It was no surprise, therefore, that the Federal Reserve Board (the "Fed") raised short-term interest rates at its meetings in February, March, May and June, driving the federal funds rate from 2.25% at the start of the reporting period to 3.25% by the end of July. The U.S. Department of Commerce reported that the U.S. economy expanded at relatively moderate 3.5% and 3.3% annualized rates during the first quarter and second quarters of 2005, respectively.

Strong employment data over the summer helped convince investors that U.S. economic growth was solid, and the Fed raised rates to 3.5% on August 9. On August 29, however, Hurricane Katrina struck the Gulf Coast, reigniting concerns about a possible economic slowdown. However, the Fed remained on course, increasing the federal funds rate to 3.75% in September. U.S. GDP grew at a relatively robust 4.1% annualized rate during the third quarter of 2005.

As expected, the Fed raised interest rates again in November and December. Despite a lower-than-expected 1.1% GDP growth estimate for the fourth quarter, strong employment data appeared to confirm that the U.S. economy finished 2005 on solid footing. January 2006 began on an optimistic note when the minutes from the Fed's December meeting suggested that the credit tightening cycle might be nearing its end. Yet, the Fed raised the federal funds rate for the 14th consecutive time on January 31, the last day of the reporting period, to 4.5%.

Yields of tax-exempt money market instruments generally rose along with the federal funds rate, reaching their highest levels in more than four years. However, yields of shorter-dated money market securities tended to rise more sharply than longer-dated securities, causing yield differences along the tax-exempt yield curve to narrow. By the end of the reporting period, there was little difference in the yields provided by tax-exempt securities with maturities between six months and four years. As a result, investor demand continued to focus primarily on instruments maturing in six months or less.

Although there was less need among municipalities for short-term borrowing to cover budget shortfalls in the recovering economy, the conversion of longer-term municipal notes and bonds into their component parts

caused the supply of newly issued municipal money market securities to rise to record levels. In fact, in the spring of 2005, seasonal factors enabled tax-exempt instruments to temporarily reach yields that were equal to those of taxable money market securities.

Like many other states, New York's fiscal condition improved in the strengthening economy. Higher levels of personal income and corporate franchise taxes during the reporting period helped boost reserves that could be used to offset future budget shortfalls stemming from rising energy and health care costs. Credit improvement was particularly evident in New York City, where rising real estate values and record bonuses on Wall Street have relieved budget pressures.

Portfolio Focus

During most of the reporting period, we focused primarily on municipal securities with maturities of six months or less in order to maintain liquidity and keep funds available for higher yielding instruments as they became available. However, most money market funds employed a similar strategy, and the industry's weighted average maturity remained relatively low.

With yields of variable-rate demand notes at unusually low levels, we found what we believed to be more attractive income opportunities from tax-exempt commercial paper, municipal notes and seasoned bonds with maturities between one and six months. We attempted to "ladder" the fund's holdings within this maturity range to protect its yield while ensuring that funds would remain available for reinvestment as interest rates rose.

As of the reporting period's end, stronger-than-expected employment data appeared to suggest that the U.S. economy remains on a path of sustainable growth. In addition, short-term interest rates remain relatively low by historical standards, and the new Fed chairman, Ben Bernanke, may want to show world markets that he is committed to fighting inflation. Accordingly, we have continued to focus on shorter-term instruments that provide the liquidity we need to capture higher yields as they arise.

Sincerely,

Colleen Meehan
Senior Portfolio Manager

February 15, 2006
New York, N.Y.

An investment in each fund is not insured or guaranteed by the FDIC or any other government agency. Although each fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the funds.

1 *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. For the national funds, income may be subject to state and local taxes. For the New York fund, income may be subject to state and local taxes for out-of-state residents. For each fund, some income may be subject to the federal alternative minimum tax (AMT).*

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemptions fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in each class of each fund from August 1, 2005 to January 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended January 31, 2006

	Institutional Shares	Investor Shares	Administrative Shares	Participant Shares
Dreyfus Cash Management				
Expenses paid per $1,000†	$1.02	$2.29	$1.53	$3.05
Ending value (after expenses)	$1,019.00	$1,017.70	$1,018.50	$1,016.90
Dreyfus Cash Management Plus, Inc.				
Expenses paid per $1,000†	$1.02	$2.29	$1.53	$3.05
Ending value (after expenses)	$1,019.00	$1,017.70	$1,018.50	$1,017.00
Dreyfus Government Cash Management				
Expenses paid per $1,000†	$1.02	$2.29	$1.53	$3.05
Ending value (after expenses)	$1,018.70	$1,017.40	$1,018.20	$1,016.70
Dreyfus Government Prime Cash Management				
Expenses paid per $1,000†	$1.02	$2.29	$1.53	$3.05
Ending value (after expenses)	$1,018.50	$1,017.20	$1,018.00	$1,016.40
Dreyfus Treasury Cash Management				
Expenses paid per $1,000†	$1.02	$2.29	$1.53	$3.05
Ending value (after expenses)	$1,017.90	$1,016.70	$1,017.40	$1,015.90
Dreyfus Treasury Prime Cash Management				
Expenses paid per $1,000†	$1.02	$2.29	$1.52	$3.05
Ending value (after expenses)	$1,017.20	$1,015.90	$1,016.70	$1,015.10
Dreyfus Municipal Cash Management Plus				
Expenses paid per $1,000†	$1.01	$2.28	$1.52	$3.04
Ending value (after expenses)	$1,013.20	$1,011.90	$1,012.70	$1,011.20
Dreyfus New York Municipal Cash Management				
Expenses paid per $1,000†	$1.01	$2.28	$1.52	$3.04
Ending value (after expenses)	$1,013.10	$1,011.80	$1,012.60	$1,011.10
Dreyfus Tax Exempt Cash Management				
Expenses paid per $1,000†	$1.01	$2.28	$1.52	$3.04
Ending value (after expenses)	$1,013.10	$1,011.90	$1,012.60	$1,011.10

† *Expenses are equal to the funds' annualized expense ratio of .20% for Institutional Shares, .45% for Investor Shares, .30% for Administrative Shares and .60% for Participant Shares; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended January 31, 2006

	Institutional Shares	Investor Shares	Administrative Shares	Participant Shares
Dreyfus Cash Management				
Expenses paid per $1,000†	$1.02	$2.29	$1.53	$3.06
Ending value (after expenses)	$1,024.20	$1,022.94	$1,023.69	$1,022.18
Dreyfus Cash Management Plus, Inc.				
Expenses paid per $1,000†	$1.02	$2.29	$1.53	$3.06
Ending value (after expenses)	$1,024.20	$1,022.94	$1,023.69	$1,022.18
Dreyfus Government Cash Management				
Expenses paid per $1,000†	$1.02	$2.29	$1.53	$3.06
Ending value (after expenses)	$1,024.20	$1,022.94	$1,023.69	$1,022.18
Dreyfus Government Prime Cash Management				
Expenses paid per $1,000†	$1.02	$2.29	$1.53	$3.06
Ending value (after expenses)	$1,024.20	$1,022.94	$1,023.69	$1,022.18
Dreyfus Treasury Cash Management				
Expenses paid per $1,000†	$1.02	$2.29	$1.53	$3.06
Ending value (after expenses)	$1,024.20	$1,022.94	$1,023.69	$1,022.18
Dreyfus Treasury Prime Cash Management				
Expenses paid per $1,000†	$1.02	$2.29	$1.53	$3.06
Ending value (after expenses)	$1,024.20	$1,022.94	$1,023.69	$1,022.18
Dreyfus Municipal Cash Management Plus				
Expenses paid per $1,000†	$1.02	$2.29	$1.53	$3.06
Ending value (after expenses)	$1,024.20	$1,022.94	$1,023.69	$1,022.18
Dreyfus New York Municipal Cash Management				
Expenses paid per $1,000†	$1.02	$2.29	$1.53	$3.06
Ending value (after expenses)	$1,024.20	$1,022.94	$1,023.69	$1,022.18
Dreyfus Tax Exempt Cash Management				
Expenses paid per $1,000†	$1.02	$2.29	$1.53	$3.06
Ending value (after expenses)	$1,024.20	$1,022.94	$1,023.69	$1,022.18

† *Expenses are equal to the funds' annualized expense ratio of .20% for Institutional Shares, .45% for Investor Shares, .30% for Administrative Shares and .60% for Participant Shares; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

January 31, 2006

Dreyfus Cash Management	Principal Amount ($)	Value ($)
Negotiable Bank Certificates of Deposit—48.8%		
Alliance & Leicester PLC (London) 3.78%, 3/6/2006	50,000,000	50,000,000
Allied Irish Banks N.A. (Yankee) 3.78%, 3/6/2006	200,000,000	200,000,000
American Express Centurion Bank 4.40%, 2/21/2006-2/24/2006	400,000,000	400,000,000
BNP Paribas (Yankee) 4.21%-4.48%, 2/2/2006-4/7/2006	460,000,000	460,000,000
Calyon New York Branch (Yankee) 4.28%, 2/1/2006	275,000,000	275,000,000
Credit Suisse First Boston Inc. (Yankee) 4.21%-4.39%, 2/2/2006-2/22/2006	450,000,000	450,000,000
DEPFA BANK PLC (Yankee) 4.21%-4.37%, 2/2/2006-2/13/2006	500,000,000	500,000,000
Dexia Credit Local (Yankee) 4.32%, 2/6/2006	600,000,000	600,000,000
First Tennessee Bank 4.22%-4.39%, 2/2/2006-2/21/2006	500,000,000	500,000,000
HBOS Treasury Services PLC (Yankee) 4.22%, 2/3/2006	100,000,000	100,000,000
HSH Nordbank AG (Yankee) 4.40%, 2/22/2006	100,000,000	100,000,000
Natexis Banques Populaires (Yankee) 4.21%-4.48%, 2/3/2006-4/7/2006	600,000,000	599,999,959
Royal Bank of Scotland PLC (Yankee) 3.78%, 3/6/2006	300,000,000	300,000,000
Societe Generale (Yankee) 4.48%, 4/6/2006	450,000,000	450,000,000
Svenska Handelsbanken (Yankee) 4.32%-4.48%, 2/8/2006-4/6/2006	467,000,000	467,000,000
Total Negotiable Bank Certificates of Deposit (cost $5,451,999,959)		**5,451,999,959**
Commercial Paper—43.6%		
Amstel Funding Corp. 4.40%, 2/21/2006	35,076,000 [a]	34,990,843
ASB Bank Ltd. 4.62%, 4/26/2006	50,000,000	49,466,833
Bank of America Corp. 4.37%, 2/13/2006	30,000,000	29,956,600
Barclays U.S. Funding Corp. 4.37%-4.48%, 2/13/2006-4/6/2006	590,000,000	588,053,556
Bear Stearns Cos. Inc. 4.23%-4.51%, 2/2/2006-4/10/2006	345,000,000	342,841,317
Beethoven Funding Corp. 4.36%, 2/3/2006	48,728,000 [a]	48,716,278
Beta Finance Inc. 4.48%, 4/6/2006	70,000,000 [a]	69,449,333

Dreyfus Cash Management (continued)	Principal Amount ($)	Value ($)
Commercial Paper (continued)		
CAFCO LLC		
4.33%-4.34%, 2/6/2006-2/8/2006	185,000,000 [a]	184,873,233
Charta LLC		
4.33%, 2/6/2006	150,000,000 [a]	149,910,416
CIESCO LLC		
4.48%, 4/4/2006	100,000,000 [a]	99,237,056
Citigroup Global Market Holdings Inc.		
4.39%, 2/21/2006	300,000,000	299,273,333
CRC Funding LLC		
4.40%, 2/23/2006	100,000,000 [a]	99,732,944
Cullinan Finance Ltd.		
4.50%, 4/6/2006-4/10/2006	47,527,000 [a]	47,137,507
DEPFA BANK PLC		
4.48%, 4/6/2006	50,000,000	49,606,222
Deutsche Bank Financial LLC		
4.48%, 2/1/2006	150,000,000	150,000,000
Fairway Finance Co. LLC		
4.22%, 2/1/2006	19,075,000 [a]	19,075,000
Falcon Asset Securitization Corp.		
4.39%, 2/16/2006	34,889,000 [a]	34,825,618
General Electric Capital Corp.		
4.21%, 2/1/2006	500,000,000	500,000,000
General Electric Capital Services Inc.		
4.32%, 2/6/2006	150,000,000	149,910,625
Harrier Finance Funding Ltd.		
3.78%-4.47%, 2/28/2006-3/21/2006	193,000,000 [a]	192,249,495
HSH Nordbank AG		
4.40%, 2/22/2006	100,000,000	99,745,375
Intesa Funding LLC		
4.33%-4.39%, 2/6/2006-2/21/2006	450,000,000	449,366,979
Premier Asset Collateralized Entity LLC		
4.40%, 2/14/2006-2/23/2006	85,000,000 [a]	84,783,928
Prudential Funding LLC		
4.48%, 2/1/2006	150,000,000	150,000,000
Scaldis Capital Ltd.		
4.22%, 2/1/2006	20,938,000 [a]	20,938,000
Sigma Finance Inc.		
4.40%, 2/23/2006	25,000,000 [a]	24,933,236
Skandinaviska Enskilda Banken AB		
3.78%, 3/2/2006	200,000,000	199,402,278
Toyota Motor Credit Corp.		
4.32%, 2/8/2006	100,000,000 [a]	99,916,583
UBS Finance Delaware LLC		
4.47%, 2/1/2006	200,000,000	200,000,000
Westpac Banking Corp.		
4.48%, 4/4/2006-4/6/2006	409,252,000	406,073,029
Total Commercial Paper		
(cost $4,874,465,617)		**4,874,465,617**

Dreyfus Cash Management (continued)	Principal Amount ($)	Value ($)
Corporate Notes—5.1%		
Fifth Third Bancorp		
4.49%, 11/23/2009	200,000,000 [b]	200,000,000
Harrier Finance Funding Ltd.		
4.32%, 11/15/2006	125,000,000 [a,b]	125,000,000
Morgan Stanley		
4.37%, 2/3/2011	250,000,000 [b]	250,000,000
Total Corporate Notes		
(cost $575,000,000)		**575,000,000**
U.S. Government Agencies—2.1%		
Federal Home Loan Banks		
4.31%, 4/11/2006		
(cost $234,973,322)	235,000,000 [b]	**234,973,322**
Time Deposit—.3%		
State Street Bank & Trust Co. (Grand Cayman)		
4.45%, 2/1/2006		
(cost $37,000,000)	37,000,000	**37,000,000**
Total Investments (cost $11,173,438,898)	**99.9%**	**11,173,438,898**
Cash and Receivables (Net)	**.1%**	**9,495,864**
Net Assets	**100.0%**	**11,182,934,762**

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2006, these securities amounted to $1,335,769,470 or 11.9% of net assets.*

[b] *Variable interest rate—subject to periodic change.*

Portfolio Summary[†]

	Value (%)		Value (%)
Banking	73.6	Asset-Backed/Structured Investment Vehicles	4.9
Finance	6.7	U.S. Government Agencies	2.1
Asset Backed/Multiseller Programs	6.0	Insurance	1.3
Brokerage Firms	5.3		**99.9**

[†] *Based on net assets.*
See notes to financial statements.

Dreyfus Cash Management Plus, Inc.	Principal Amount ($)	Value ($)
Negotiable Bank Certificates of Deposit—55.0%		
Abbey National Treasury Services PLC (Yankee) 4.00%, 2/28/2006	175,000,000	175,000,000
American Express Bank, FSB 4.40%, 2/21/2006-2/24/2006	300,000,000	300,000,000
Banca Intesa SpA (Yankee) 4.21%, 2/2/2006	200,000,000	200,000,000
Bank of the West (Yankee) 4.48%, 4/7/2006	200,000,000	200,000,000
Bank of Tokyo-Mitsubishi Ltd. (Yankee) 4.50%, 4/5/2006	350,000,000	350,000,000
BNP Paribas (Yankee) 4.21%, 2/2/2006	50,000,000	50,000,000
Calyon/New York Branch (Yankee) 3.78%, 3/6/2006	200,000,000	200,000,000
Credit Suisse First Boston Inc. (Yankee) 4.39%, 2/22/2006	315,000,000	315,000,000
DEPFA BANK PLC (Yankee) 4.48%, 4/5/2006	450,000,000	450,000,000
Deutsche Bank Financial LLC (Yankee) 4.00%, 2/24/2006	200,000,000	200,000,000
Dexia Credit Local (Yankee) 4.32%-4.48%, 2/6/2006-4/7/2006	500,000,000	500,000,000
HSH Nordbank AG (Yankee) 4.00%-4.48%, 2/24/2006-4/7/2006	350,000,000	350,000,968
Landesbank Baden-Wuerttemberg (Yankee) 3.78%, 3/6/2006	100,000,000	100,000,450
Landesbank Hessen-Thueringen Girozentrale (Yankee) 4.22%, 2/2/2006	200,000,000	200,000,000
Natexis Banques Populaires (Yankee) 4.21%-4.33%, 2/3/2006-2/8/2006	475,000,000	474,999,890
Nordea Bank Finland PLC (Yankee) 4.21%, 2/2/2006	100,000,000	100,000,000
Royal Bank of Canada (Yankee) 4.01%, 2/28/2006	225,000,000	225,000,000
Svenska Handelsbanken (Yankee) 4.32%, 2/8/2006	383,000,000	383,000,000
Total Negotiable Bank Certificates of Deposit (cost $4,773,001,308)		**4,773,001,308**
Commercial Paper—40.2%		
Amstel Funding Corp. 4.33%, 2/6/2006	92,843,000 [a]	92,787,552
Amsterdam Funding Corp. 4.33%, 2/7/2006	102,000,000 [a]	101,926,900
Atlantis One Funding Corp. 4.33%, 2/6/2006	25,189,000 [a]	25,173,957

Dreyfus Cash Management Plus, Inc. (continued)	Principal Amount ($)	Value ($)
Commercial Paper (continued)		
Bank of America Corp.		
4.48%, 4/6/2006	275,000,000	272,834,222
Barclays U.S. Funding Corp.		
4.22%, 2/2/2006	200,000,000	199,976,806
Beethoven Funding Corp.		
4.34%, 2/3/2006	91,101,000 [a]	91,079,186
Beta Finance Inc.		
4.48%, 4/6/2006	30,000,000 [a]	29,764,000
CAFCO LLC		
4.23%, 2/2/2006	100,000,000 [a]	99,988,389
Citigroup Global Markets Holdings Inc.		
4.39%-4.48%, 2/22/2006-4/5/2006	430,000,000	427,708,258
CRC Funding LLC		
4.32%-4.41%, 2/2/2006-2/27/2006	390,000,000 [a]	389,127,685
Cullinan Finance Ltd.		
4.47%, 3/16/2006	71,580,000 [a]	71,202,097
Deutsche Bank Financial LLC		
4.48%, 2/1/2006	100,000,000	100,000,000
FCAR Owner Trust Ser. 1		
4.23%-4.49%, 2/3/2006-4/6/2006	417,000,000	414,878,244
General Electric Capital Services Inc.		
4.32%, 2/7/2006	150,000,000	149,892,750
HSH Nordbank AG		
4.45%, 3/17/2006	100,000,000	99,462,222
Intesa Funding LLC		
4.39%, 2/21/2006	200,000,000	199,516,111
Premier Asset Collateralized Entity (PACE)		
4.45%, 3/22/2006	19,200,000 [a]	19,085,013
Prudential Funding LLC		
4.48%, 2/1/2006	100,000,000	100,000,000
Sigma Finance Inc.		
4.40%, 2/23/2006	100,000,000 [a]	99,732,944
Swedbank		
4.21%, 2/3/2006	100,000,000	99,976,861
Thames Asset Global Securitization No. 1 Inc.		
4.33%, 2/6/2006	72,143,000 [a]	72,099,915
UBS Finance Delaware LLC		
4.47%, 2/1/2006	50,000,000	50,000,000
UniCredito Italiano SpA		
4.45%, 3/16/2006	50,000,000	49,737,222
Westpac Banking Corp.		
4.45%, 3/15/2006	200,000,000	198,973,333
Windmill Funding Corp.		
4.33%, 2/7/2006	30,000,000 [a]	29,978,500
Total Commercial Paper		
(cost $3,484,902,167)		**3,484,902,167**

Dreyfus Cash Management Plus, Inc. (continued)	Principal Amount ($)	Value ($)
Time Deposits−4.5%		
Banco Bilbao Vizcaya Argentaria, S.A. (Grand Cayman)		
4.44%, 2/1/2006	100,000,000	100,000,000
Key Bank U.S.A., N.A. (Grand Cayman)		
4.38%, 2/1/2006	275,000,000	275,000,000
State Street Bank and Trust Co. (Grand Cayman)		
4.45%, 2/1/2006	17,000,000	17,000,000
Total Time Deposits		
(cost $392,000,000)		**392,000,000**
Total Investments (cost $8,649,903,475)	**99.7%**	**8,649,903,475**
Cash and Receivables (Net)	**.3%**	**26,379,800**
Net Assets	**100.0%**	**8,676,283,275**

a Securities exempt from registration, under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2006, these securities amounted to $1,121,946,138 or 12.9% of net assets.

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Banking	80.9	Finance	1.7
Asset Backed/Multiseller Programs	8.6	Insurance	1.2
Asset Backed/Single Seller	4.8		
Asset-Backed/Structured Investment Vehicles	2.5		**99.7**

† Based on net assets.
See notes to financial statements.

January 31, 2006

Dreyfus Government Cash Management	Annualized Yield on Date of Purchase (%)		Principal Amount ($)	Value ($)
U.S. Government Agencies—93.9%				
Federal Farm Credit Banks, Floating Rate Notes:				
2/14/2006	4.29	a	100,000,000	99,998,944
3/21/2006	4.29	a	100,000,000	99,998,703
6/1/2006	4.29	a	275,000,000	274,999,987
10/6/2006	4.29	a	125,000,000	124,974,917
Federal Home Loan Banks, Discount Notes:				
2/1/2006	4.34		1,450,000,000	1,450,000,000
2/15/2006	4.18		40,512,000	40,446,776
3/31/2006	4.34		250,000,000	248,272,083
Federal Home Loan Banks, Floating Rate Note,				
4/11/2006	4.31	a	250,000,000	249,971,630
Federal Home Loan Mortgage Corp., Discount Notes:				
2/14/2006	4.18		192,310,000	192,022,497
4/25/2006	4.50		73,658,000	72,902,289
Federal National Mortgage Association, Discount Notes:				
2/15/2006	4.06		395,176,000	394,558,839
3/1/2006	4.27		500,000,000	498,356,944
3/29/2006	4.36		164,770,000	163,665,309
4/26/2006	4.50		200,015,000	197,938,178
Total U.S. Government Agencies				
(cost $4,108,107,096)				**4,108,107,096**
Repurchase Agreement—6.2%				
Goldman, Sachs & Co. dated 1/31/2006, due 2/1/2006 in the amount of $272,032,867 (fully collateralized by $464,080,625 U.S. Treasury Strips, due 2/15/2008–2/15/2027, value $277,440,000) (cost $272,000,000)	4.35		272,000,000	**272,000,000**
Total Investments (cost $4,380,107,096)	100.1%			**4,380,107,096**
Liabilities, Less Cash and Receivables	(.1%)			**(4,294,723)**
Net Assets	100.0%			**4,375,812,373**

a *Variable interest rate—subject to periodic change.*

Portfolio Summary †

	Value (%)		Value (%)
Federal Home Loan Banks	45.4	Federal Home Loan Mortgage Corp.	6.1
Federal National Mortgage Association	28.7	Repurchase Agreement	6.2
Federal Farm Credit Banks	13.7		**100.1**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF INVESTMENTS

January 31, 2006

Dreyfus Government Prime Cash Management	Annualized Yield on Date of Purchase (%)		Principal Amount ($)	Value ($)
U.S. Government Agencies−100.0%				
Federal Farm Credit Banks, Discount Notes:				
2/7/2006	4.22		75,000,000	74,947,625
2/24/2006	4.27		75,000,000	74,797,313
Federal Farm Credit Banks, Floating Rate Notes:				
2/14/2006	4.29	a	25,000,000	24,999,736
3/21/2006	4.29	a	50,000,000	49,999,352
6/1/2006	4.29	a	50,000,000	50,000,000
10/6/2006	4.29	a	50,000,000	49,989,967
11/9/2007	4.25	a	50,000,000	49,982,775
Federal Home Loan Bank System, Discount Notes:				
2/1/2006	4.10		75,000,000	75,000,000
2/1/2006	4.34		395,000,000	395,000,000
2/3/2006	4.20		180,000,000	179,958,100
2/3/2006	4.21		20,217,000	20,212,283
2/15/2006	4.27		150,000,000	149,752,667
3/1/2006	4.27		100,000,000	99,671,778
4/26/2006	4.50		140,594,000	139,134,166
Total Investments (cost $1,433,445,762)			**100.0%**	**1,433,445,762**
Cash and Receivables (Net)			**.0%**	**153,780**
Net Assets			**100.0%**	**1,433,599,542**

a *Variable interest rate—subject to periodic change.*

Portfolio Summary †

	Value (%)			Value (%)
Federal Home Loan Banks	73.9		Federal Farm Credit Banks	26.1
				100.0

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF INVESTMENTS

January 31, 2006

Dreyfus Treasury Cash Management	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
U.S. Treasury Bills—25.4%			
3/23/2006	3.72	200,000,000	198,986,111
7/6/2006	4.30	500,000,000	490,926,042
7/13/2006	4.33	500,000,000	490,460,000
Total U.S. Treasury Bills (cost $1,180,372,153)			**1,180,372,153**
Repurchase Agreements—74.9%			
ABN AMRO Bank NV dated 1/31/2006, due 2/1/2006 in the amount of $550,066,764 (fully collateralized by $571,761,000 U.S. Treasury Notes, 2.875%-3.375%, due 11/30/2006-11/15/2008, value $561,000,826)	4.37	550,000,000	550,000,000
Banc of America Securities dated 1/31/2006, due 2/1/2006 in the amount of $550,066,917 (fully collateralized by $41,930,000 U.S. Treasury Bonds, 3.625%-9.875%, due 11/15/2015-4/15/2028, value $59,117,707 and $487,263,000 U.S. Treasury Notes, 2%-6%, due 1/15/2008-7/15/2014, value $501,882,566)	4.38	550,000,000	550,000,000
Barclays Capital Inc. dated 1/31/2006, due 2/1/2006 in the amount of $194,023,172 (fully collateralized by $101,410,000 U.S. Treasury Bonds, 7.875%-8.125%, due 2/15/2021-8/15/2021, value $141,560,581 and $56,591,000 U.S. Treasury Notes, 2.75%, due 6/30/2006, value $56,319,644)	4.30	194,000,000	194,000,000
Credit Suisse First Boston LLC dated 1/31/2006, due 2/1/2006 in the amount of $500,060,417 (fully collateralized by $265,000,000 U.S. Treasury Bills, due 5/11/2006, value $261,772,141 and $245,715,000 U.S. Treasury Notes, 4.625%, due 5/15/2006, value $248,218,664)	4.35	500,000,000	500,000,000
Goldman, Sachs & Co. dated 1/31/2006, due 2/1/2006 in the amount of $303,034,929 (fully collateralized by $77,908,000 U.S. Treasury Bills, due 2/16/2006-5/11/2006, value $77,433,094, $700,000 U.S. Treasury Bonds, 3.625%, due 4/15/2028, value $1,113,118, and $234,411,000 U.S. Treasury Notes, 3.375%-4%, due 2/15/2008-2/15/2015, value $230,513,997)	4.15	303,000,000	303,000,000
J.P. Morgan Securities dated 1/31/2006, due 2/1/2006 in the amount of $328,039,542 (fully collateralized by $341,660,000 U.S. Treasury Bills, due 7/20/2006, value $334,561,310)	4.34	328,000,000	328,000,000

Dreyfus Treasury Cash Management (continued)	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Repurchase Agreements (continued)			
Morgan Stanley & Co. dated 1/31/2006, due 2/1/2006 in the amount of $550,066,917 (fully collateralized by $1,019,482,000 U.S. Treasury Strips, due 2/15/2018-11/15/2019, value $561,601,249)	4.38	550,000,000	550,000,000
UBS Warburg LLC dated 1/31/2006, due 2/1/2006 in the amount of $500,060,417 (fully collateralized by $515,412,000 U.S. Treasury Bills, due 4/27/2006, value $510,000,174)	4.35	500,000,000	500,000,000
Total Repurchase Agreements (cost $3,475,000,000)			**3,475,000,000**
Total Investments (cost $4,655,372,153)		**100.3%**	**4,655,372,153**
Liabilities, Less Cash and Receivables		**(.3%)**	**(11,757,884)**
Net Assets		**100.0%**	**4,643,614,269**

Portfolio Summary †

	Value (%)		Value (%)
Repurchase Agreements	74.9	U.S. Treasury Bills	25.4
			100.3

† Based on net assets.

See notes to financial statements.

STATEMENT OF INVESTMENTS

January 31, 2006

Dreyfus Treasury Prime Cash Management	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
U.S. Treasury Bills−83.6%			
2/9/2006	3.63	81,500,000	81,435,253
2/23/2006	4.05	1,500,000	1,496,306
3/2/2006	3.88	759,856,000	757,499,646
3/9/2006	3.95	77,886,000	77,580,852
3/23/2006	4.03	88,900,000	88,407,131
3/30/2006	4.18	45,500,000	45,201,343
4/13/2006	4.08	835,900,000	829,254,175
4/20/2006	4.05	225,000,000	223,055,417
Total U.S. Treasury Bills (cost $2,103,930,123)			**2,103,930,123**
U.S. Treasury Notes−16.5%			
1.50%, 3/31/2006 (cost $415,292,580)	4.04	417,000,000	**415,292,580**
Total Investments (cost $2,519,222,703)		100.1%	2,519,222,703
Liabilities, Less Cash and Receivables		(.1%)	(2,567,441)
Net Assets		100.0%	2,516,655,262

Portfolio Summary †

	Value (%)		Value (%)
U.S. Treasury Bills	83.6	U.S. Treasury Notes	16.5
			100.1

† Based on net assets.
See notes to financial statements.

January 31, 2006

Dreyfus Municipal Cash Management Plus	Principal Amount ($)	Value ($)
Tax Exempt Investments—101.6%		
Alabama—5.1%		
Columbia Industrial Development Board, PCR (Alabama Power Co. Project) 3.11%	9,800,000 [a]	9,800,000
Homewood Educational Building Authority, Revenue (Samford University) 3.04% (Liquidity Facility; Southtrust Bank)	3,715,000 [a]	3,715,000
Jefferson County, GO Warrants 3.04% (Liquidity Facility: Bayerische Landesbank and JPMorgan Chase Bank)	36,700,000 [a]	36,700,000
Arizona—4.7%		
Maricopa County Industrial Development Authority, MFHR:		
Refunding (San Martin Apartments Project) 3.05% (Insured; FNMA and Liquidity Facility; FNMA)	7,200,000 [a]	7,200,000
(San Clemente Apartments Project) 3.31% (Insured; FNMA and Liquidity Facility; FNMA)	1,010,000 [a]	1,010,000
Phoenix Civic Improvement Corporation:		
Airport Revenue (Merlots Program) 3.11% (Insured; FGIC and Liquidity Facility; Wachovia Bank)	4,645,000 [a,b]	4,645,000
Water System Revenue:		
3.06% (Insured; MBIA and Liquidity Facility; Merrill Lynch)	10,990,000 [a,b]	10,990,000
3.06% (Insured; MBIA and Liquidity Facility; Merrill Lynch)	14,320,000 [a,b]	14,320,000
Roaring Fork Municipal Products, Revenue, COP 3.10% (Insured; MBIA and Liquidity Facility; The Bank of New York)	8,065,000 [a,b]	8,065,000
California—2.9%		
California, RAN 4.50%, 6/30/2006	8,000,000	8,048,040
FHLMC Multifamily Certificates Housing Revenue 3.12% (Liquidity Facility; FHLMC and LOC; FHLMC)	16,771,698 [a,b]	16,771,698
Golden State Tobacco Securitization Corporation, Tobacco Settlement Revenue 3.04% Liquidity Facility; Merrill Lynch)	4,000,000 [a,b]	4,000,000
Colorado—4.6%		
Colorado Health Facilities Authority, Health Care Facilities Revenue (Christian Living Campus) 3.05% (LOC; HSH Nordbank)	4,275,000 [a]	4,275,000
Colorado Housing and Finance Authority, EDR (Wanco Inc. Project) 3.17% (LOC; U.S. Bank NA)	3,500,000 [a]	3,500,000
Denver City and County, Airport Revenue, Refunding 3.07% (Insured; MBIA and Liquidity Facility; Bank One)	5,000,000 [a]	5,000,000
Erie, COP 3.08% (LOC; Key Bank)	4,365,000 [a]	4,365,000
Lower Colorado River Authority, CP:		
3.15%, 2/16/2006 (Liquidity Facility; JPMorgan Chase Bank)	6,800,000	6,800,000
3.10%, 3/9/2006 (Liquidity Facility; JPMorgan Chase Bank)	10,000,000	10,000,000
Southern Ute Indian Tribe of Southern Ute Indian Reservation, Industrial Revenue 3.09%	11,000,000 [a]	11,000,000

Dreyfus Municipal Cash Management Plus (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Delaware—3.5%		
Delaware Economic Development Authority:		
EDR		
(Hospital Billing and Collection Service, LTD. Project)		
3% (Insured; AMBAC and Liquidity Facility; Morgan Stanley)	30,000,000 [a]	30,000,000
Private Schools Revenue		
(Saint Anne's Episcopal School Project)		
3.10% (LOC; Wilmington Trust Co.)	4,000,000 [a]	4,000,000
District of Columbia—1.6%		
Bank of New York Municipal Certificates Trust		
3.17% (GIC; Trinity Plus Funding and Liquidity		
Facility; The Bank of New York)	10,000,000 [a,b]	10,000,000
District of Columbia, Revenue		
(American Association Homes and Services)		
3.07% (LOC: Unicredito Italiano SPA)	5,545,000 [a]	5,545,000
Florida—2.1%		
Jacksonville, PCR		
(Florida Power and Light Co. Project) 3.15%	9,525,000 [a]	9,525,000
Miami-Dade County Industrial Development Authority,		
IDR (Fine Art Lamps Project) 3.08% (LOC; SunTrust Bank)	3,850,000 [a]	3,850,000
Orange County Housing Finance Authority,		
Homeowner Revenue 3.13% (Insured: FNMA and		
GNMA and Liquidity Facility; Lehman Liquidity LLC)	3,755,000 [a,b]	3,755,000
Orange County Industrial Development Authority, IDR		
(Central Florida YMCA Project) 3.07% (LOC; Bank of America)	3,900,000 [a]	3,900,000
Georgia—1.2%		
Atlanta Urban Residential Finance Authority,		
MFHR:		
(Auburn Glenn Apartments) 3.08% (LOC; Wachovia Bank)	5,000,000 [a]	5,000,000
(Lindbergh City Center Apartments) 3.09% (LOC; Regions Bank)	5,000,000 [a]	5,000,000
Metropolitan Atlanta Rapid Transit Authority, CP		
3.15%, 2/16/2006 (LOC; Dexia Credit Locale)	1,500,000	1,500,000
Idaho—.5%		
Idaho Housing and Finance Association, SFMR		
2.50%, 2/1/2006 (Liquidity Facility; Lloyds TSB Bank PLC)	5,000,000	5,000,000
Illinois—5.8%		
Chicago, IDR (Victoria Limited LLC Project)		
3.10% (LOC; ABN-AMRO)	3,650,000 [a]	3,650,000
Chicago Board of Education, GO 3.03% (Insured; CIFG		
and Liquidity Facility; Dexia Credit Locale)	15,000,000 [a]	15,000,000
Chicago School Finance Authority, GO School Assistance,		
Refunding 4.96%, 6/1/2006 (Insured; FGIC)	1,395,000	1,402,982
Illinois (Merlots Program) 3.06% (Insured; FGIC		
and Liquidity Facility; Wachovia Bank)	5,350,000 [a,b]	5,350,000

Dreyfus Municipal Cash Management Plus (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Illinois (continued)		
Illinois Finance Authority, Revenue		
(The Landing at Plymouth Place Project):		
3.04% (LOC; Lloyds TSB Bank PLC)	5,000,000 a	5,000,000
3.04% (LOC; ABN-AMRO)	10,000,000 a	10,000,000
Illinois Health Facilities Authority, Health Care Facilities		
Revenue, CP (Evanston Hospital Corp.) 2.90%, 2/23/2006	8,000,000	8,000,000
Upper Illinois River Valley Development Authority,		
SWDR (Exolon-Esk Co. Project) 3.10% (LOC; Bank of America)	8,405,000 a	8,405,000
Indiana—4.3%		
Elkhart County, EDR (Four Seasons Manufacturing		
Project) 3.15% (LOC; National City Bank)	4,000,000 a	4,000,000
Hammond, Sewer and Solid Waste Disposal		
Revenue, Refunding (Cargill Inc. Project) 3.09%	6,500,000 a	6,500,000
Indiana Bond Bank, Revenue (Interim Advance		
Funding Program Notes) 3.09%, 2/2/2006	10,000,000	10,000,000
Indiana Educational Facilities Authority, College and University		
Revenue (Martin University Project) 3.05% (LOC; Key Bank)	3,235,000 a	3,235,000
Indiana Health Facility Financing Authority, Health Facility		
Revenue (Clark Memorial Hospital Project) 3.14% (LOC; Bank One)	8,690,000 a	8,690,000
Indiana Toll Road Commission, Toll Road Revenue		
(Merlots Program) 3.06% (Liquidity Facility; Wachovia Bank)	3,280,000 a,b,c	3,280,000
Indianapolis Local Public Improvement Bond Bank,		
Revenue 4.50%, 7/6/2006	3,025,000	3,040,783
Saint Joseph County, Health Care Facility Revenue		
(South Bend Medical Foundation Project)		
3.10% (LOC; National City Bank)	3,000,000 a	3,000,000
Iowa—.5%		
Iowa Finance Authority, SFMR (Backed Securities Program)		
3.07% (Liquidity Facility; State Street Bank and Trust Co.)	4,500,000 a	4,500,000
Kansas—.3%		
Mission, MFHR, Refunding		
(The Falls Apartments Project) 3.01% (Insured; FNMA)	3,350,000 a	3,350,000
Kentucky—4.2%		
Kenton County Airport Board, Special Facilities Revenue		
(Airis Cincinnati LLC) 3.14% (LOC; Deutsche Bank)	31,800,000 a	31,800,000
Roaring Fork Municipal Products LLC, Revenue 3.16% (Insured;		
AMBAC and Liquidity Facility; The Bank of New York)	9,535,000 a,b	9,535,000
Louisiana—.7%		
New Orleans, Sewer Service Revenue, BAN		
2.99%, 7/26/2006	7,000,000	7,000,000
Maine—.9%		
Auburn, Obligation Securities Revenue		
(J&A Properties) 3.09% (LOC; Citizens Bank of Massachusetts)	2,550,000 a	2,550,000
Finance Authority of Maine, Private Schools Revenue		
(Kents Hill School) 3.02% (LOC; Allied Irish Banks)	6,000,000 a	6,000,000

Dreyfus Municipal Cash Management Plus (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Maryland—.2%		
Maryland Economic Development Corporation, Revenue, Refunding (United Cerebral Palsy Project) 3.14% (LOC; M&T Bank)	2,229,500 [a]	2,229,500
Massachusetts—6.2%		
Massachusetts, GO, Refunding 3% (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	36,500,000 [a]	36,500,000
Massachusetts Development Finance Agency:		
CP		
(Nantucket Electric Co.) 3.20%, 2/22/2006	7,000,000	7,000,000
Revenue:		
College and University (Suffolk Unversity) 3.07% (Insured; Assured Guaranty and Liquidity Facility; Citizens Bank of Massachusetts)	7,500,000 [a]	7,500,000
Private Schools (North Field Mount Hermon) 3.10% (Insured; Radian Bank and Liquidity Facility; Bank of America)	5,000,000 [a]	5,000,000
Pembroke, GO Notes, BAN 3.95%, 8/3/2006	5,000,000	5,027,525
Michigan—5.7%		
Detroit, GO Notes, RAN 3.94%, 4/3/2006	15,000,000	15,033,660
Michigan, GO Notes 4.44%, 9/29/2006	7,600,000	7,662,332
Michigan Hospital Finance Authority, Revenue:		
(Chelsea Community Hospital) 3.06% (LOC; National City Bank)	3,685,000 [a]	3,685,000
(Health Care Equipment Loan Program) 3.07% (LOC; ABN-AMRO)	5,000,000 [a]	5,000,000
Michigan Municipal Bond Authority, Revenue 3.98%, 8/18/2006 (LOC; JPMorgan Chase Bank)	10,500,000	10,541,895
Michigan Strategic Fund, LOR:		
(HME Inc. Project) 3.11% (LOC; Fifth Third Bank)	2,235,000 [a]	2,235,000
(Kaumagraph Flint Corp. Project) 3.13% (LOC; Bank One)	2,600,000 [a]	2,600,000
(Peckham Vocational Industries Project) 3.16% (LOC; ABN-AMRO)	2,225,000 [a]	2,225,000
(PFG Enterprises Inc. Project) 3.32% (LOC; Huntington NB)	2,875,000 [a]	2,875,000
Oakland County Economic Development Corporation, LOR (Michigan Seamless Tube LLC) 3.19% (LOC; ABN-AMRO)	4,000,000 [a]	4,000,000
Minnesota—1.0%		
Minneapolis-Saint Paul Metropolitan Airports Commission, Airport Revenue 3.06% (Insured; FGIC and Liquidity Facility; Merrill Lynch)	9,685,000 [a,b]	9,685,000
Missouri—3.3%		
Kansas City Industrial Development Authority, Revenue (Ewing Marion Kauffman Foundation Project) 3.07%	23,600,000 [a]	23,600,000
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Deaconess Long Term Care of Missouri, Inc.) 3.05% (LOC; Bank One)	8,345,000 [a]	8,345,000
Nevada—1.4%		
Roaring Fork Municipal Products LLC, Revenue 3.17% (Insured; FNMA and Liquidity Facility; The Bank of New York)	13,565,000 [a,b]	13,565,000
New Jersey—1.5%		
New Jersey, TRAN 3.95%, 6/23/2006	15,000,000	15,065,806

Dreyfus Municipal Cash Management Plus (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
New Mexico−.6%		
Dona Ana County, IDR (Foamex Products Inc. Project) 3.09% (LOC; Bank of Nova Scotia)	5,900,000 a	5,900,000
North Carolina−1.2%		
Board of Governors of The University of North Carolina, CP 3.10%, 4/6/2006	10,000,000	10,000,000
Burke County Industrial Facilities and Pollution Control Financing Authority, Industrial Revenue (Bauer Industries Inc. Project) 3.13% (LOC; Bank of Montreal)	1,655,000 a	1,655,000
Ohio−2.7%		
Butler County, Capital Funding Revenue (CCAO Low Cost Capital) 3.04% (LOC; U.S. Bank NA)	3,255,000 a	3,255,000
Hamilton County:		
Health Care Facilities Revenue (Twin Towers and Twin Lakes Project) 3.05% (LOC; U.S. Bank NA)	8,000,000 a	8,000,000
Hospital Facilities Revenue 3.11% (Insured; FSA and Liquidity Facility; Svenska Handelsbanken)	10,000,000 a,b	10,000,000
University of Cincinnati, General Receipts, BAN 4.44%, 1/25/2007	5,000,000	5,056,946
Oregon−1.5%		
Oregon, Homeowner Revenue 3.11% (Liquidity Facility; Merrill Lynch)	14,450,000 a,b	14,450,000
Pennsylvania−10.9%		
Dauphin County General Authority, Revenue (School District Pooled Financing Program) 3.05% (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	2,250,000 a	2,250,000
Emmaus General Authority, Revenue:		
3.05% (LOC; DEPFA Bank)	5,250,000 a	5,250,000
Local Government:		
3.05% (LOC; DEPFA Bank)	6,200,000 a	6,200,000
3.05% (GIC; Goldman Sachs and Co.)	9,000,000 a	9,000,000
Lancaster Municipal Authority, Revenue (Ephrata Community Hospital Project) 3.13% (LOC; Fulton Bank)	4,000,000 a	4,000,000
Montgomery County Industrial Development Authority:		
Industrial Revenue (Recigno Laboratories) 3.18% (LOC; Wachovia Bank)	1,685,000 a	1,685,000
PCR, CP (Exelon Generation Project) 3.15%, 3/14/2006 (LOC; Banque Nationale de Paris)	10,000,000	10,000,000
North Lebanon Township Municipal Authority, Sewer Revenue 3.07% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3,400,000 a	3,400,000
Pennsylvania Housing Finance Agency, SFHR 3.05% (Liquidity Facility; DEPFA Bank)	30,000,000 a	30,000,000
Philadelphia, Airport Revenue, Refunding 3.10% (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	11,000,000 a	11,000,000
Philadelphia Authority for Industrial Development, Revenue (Gift of Life Donor Program Project) 3.05% (LOC; Commerce Bank)	12,940,000 a	12,940,000
Venango Industrial Development Authority, RRR, CP (Scrubgrass Power Corp. Project) 3.20%, 2/9/2006 (LOC; Dexia Credit Locale)	7,992,000	7,992,000
West Cornwall Township Municipal Authority, Revenue (Pennsylvania General Government Loan Program) 3.05% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	2,923,000 a	2,923,000

Dreyfus Municipal Cash Management Plus (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Texas−12.7%		
Bexar County Housing Finance Corporation, MFHR (Gates Capernaum Apartments Project) 3.15% (Liquidity Facility; Merrill Lynch)	3,980,000 [a,b]	3,980,000
Brazos River Authority, PCR, Refunding (TXU Energy Co. Project) 3.10% (LOC; Wachovia Bank)	5,700,000 [a]	5,700,000
East Texas Housing Finance Corporation, MFHR 3.15% (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	4,320,000 [a,b]	4,320,000
Harris County, GO, CP 3.19%, 5/10/2006 (Liquidity Facility: Bank of Nova Scotia and Lloyds TSB Bank)	5,000,000	5,000,000
Harris County Housing Finance Corporation, MFHR 3.15% (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	13,145,000 [a,b]	13,145,000
Harris County Industrial Development Corporation, SWDR (Deer Park Refining LP Project) 3.17%	10,200,000 [a]	10,200,000
Houston, Airport System Revenue, CP 3.15%, 5/8/2006 (LOC; Dexia Credit Locale)	5,500,000	5,500,000
Mansfield Independent School District, GO 3.06% (Insured: Permanent School Fund Guaranteed and Liquidity Facility; Deutsche Bank)	5,635,000 [a,b]	5,635,000
Montgomery County Housing Finance Corporation, MFHR (Park at Woodline Townhomes) 3.14% (LOC; Citibank NA)	7,500,000 [a]	7,500,000
Revenue Bond Certificate Series Trust, Various States Revenue:		
(Chimney Project) 3.46% (GIC; AIG Funding Inc.)	6,210,000 [a,b]	6,210,000
(Pebble Brooke) 3.46% (GIC; AIG Funding Inc.)	7,000,000 [a,b]	7,000,000
San Antonio, Water Revenue, Refunding 3.04% (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	19,850,000 [a]	19,850,000
Texas, GO Notes, TRAN 4.50%, 8/31/2006	12,000,000	12,100,197
Texas Department of Housing and Community Affairs, MFHR 3.15% (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	7,500,000 [a,b]	7,500,000
Texas Public Finance Authority, GO, CP 3.15%, 5/10/2006	10,900,000	10,900,000
Vermont−1.1%		
Vermont Economic Development Authority, CP (Economic Development Capital Program) 3.15%, 4/25/2006 (LOC; JPMorgan Chase Bank)	10,650,000	10,650,000
Virginia−4.4%		
Norfolk Economic Development Authority, New Empowerment Zone Facility Revenue (Metropolitan Machine Corp. Project) 3.08% (LOC; Wachovia Bank)	6,600,000 [a]	6,600,000
Norfolk Redevelopment and Housing Authority, Revenue, Refunding (Old Dominion University Project) 3.02% (Insured; CIFG and Liquidity Facility; Bank of America)	20,000,000 [a]	20,000,000
Virginia Beach Development Authority, IDR, Refunding (Giant Square Shopping Center Co. L.L.P. Project) 3.08% (LOC; Wachovia Bank)	3,500,000 [a]	3,500,000
Virginia Housing Development Authority, Commomwealth Mortgage Revenue 3.01%, 5/16/2006	10,000,000	10,000,000
Winchester Industrial Development Authority, Residential Care Facility Revenue (Westminister-Canterbury of Winchester, Inc.) 3.05% (LOC; Branch Banking and Trust Co.)	3,000,000 [a]	3,000,000
Washington−3.3%		
Everett Industrial Development Corporation, Exempt Facilities Revenue (Kimberly Clark Corp. Project) 3.10%	3,200,000 [a]	3,200,000

Dreyfus Municipal Cash Management Plus (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Washington (continued)		
Port of Seattle, Revenue		
3.10% (Insured; FGIC and Liquidity Facility; BNP Paribas)	2,870,000 [a,b]	2,870,000
Seattle Housing Authority, Revenue		
(Newholly Project-Phase III) 3.10% (LOC; Key Bank)	2,450,000 [a]	2,450,000
Washington Economic Development Finance Authority,		
SWDR:		
(Cedar Grove Composing Project) 3.10% (LOC; Wells Fargo Bank)	5,400,000 [a]	5,400,000
(Lemay Enterprises Project) 3.10% (LOC; Bank of America)	5,665,000 [a]	5,665,000
(Waste Management Project) 3.10% (LOC; Bank of America)	5,500,000 [a]	5,500,000
Washington Housing Finance Commission,		
MFHR (Queen Anne Project) 3.11% (LOC; Bank of America)	7,500,000 [a]	7,500,000
Wyoming−1.0%		
Campbell County, IDR		
(Two Elk Power Generation Project) 3.50%, 12/1/2006 (GIC; Citibank NA)	10,000,000	10,000,000
Total Investments (cost $995,776,364)	**101.6%**	**995,776,364**
Liabilities, Less Cash and Receivables	**(1.6%)**	**(15,213,767)**
Net Assets	**100.0%**	**980,562,597**

See footnotes on page 39.
See notes to financial statements.

Dreyfus New York Municipal Cash Management	Principal Amount ($)	Value ($)
Tax Exempt Investments−99.5%		
New York−98.6%		
Albany Industrial Development Agency, Housing Revenue (South Mall Towers Albany, L.P. Project) 3.05% (Insured; FNMA and Liquidity Facility; FNMA)	6,700,000 [a]	6,700,000
Allegany County, GO Notes, BAN 4.25%, 9/27/2006 (LOC; JPMorgan Chase Bank)	2,800,000	2,817,786
Chautauqua County Industrial Development Agency, Civic Facility Revenue (Gerry Homes Project) 3.10% (LOC; HSBC Bank USA)	13,850,000 [a]	13,850,000
Chemung County Industrial Development Agency, IDR (MMARS 2nd Program) 3.15% (LOC; HSBC Bank USA)	1,140,000 [a]	1,140,000
Dutchess County Industrial Development Agency, Civic Facility Revenue, Refunding (Lutheran Center) 3.02% (LOC; Key Bank)	3,930,000 [a]	3,930,000
Erie County Industrial Development Agency:		
Civic Facility Revenue:		
(D'Youville College Project) 3.10% (LOC; HSBC Bank USA)	7,310,000 [a]	7,310,000
(Heritage Center Project) 3.10% (LOC; Key Bank)	2,445,000 [a]	2,445,000
(YMCA of Greater Buffalo Project):		
3.10% (LOC; HSBC Bank USA)	1,350,000 [a]	1,350,000
3.10% (LOC; HSBC Bank USA)	4,000,000 [a]	4,000,000
School Facility Revenue		
3.05% (Insured; FSA and Liquidity Facility; Goldman Sachs)	3,900,000 [a,b]	3,900,000
Erie County Tobacco Asset Securitization Corporation, Revenue 3.10% (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3,245,000 [a,b]	3,245,000
Herkimer County Industrial Development Agency, IDR (F.E. Hale Manufacturing Co.) 3.15% (LOC; HSBC Bank USA)	2,450,000 [a]	2,450,000
Islip Industrial Development Agency, IDR (Brentwood Distribution Co. Facility) 3.01% (LOC; Bank of America)	3,750,000 [a]	3,750,000
Metropolitan Transportation Authority:		
Dedicated Tax Fund 2.99% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	17,400,000 [a]	17,400,000
Transportation Revenue 3.05% (Insured; AMBAC and Liquidity Facility; The Bank of New York)	5,665,000 [a,b]	5,665,000
Monroe County Industrial Development Agency:		
Industrial Revenue:		
(Chaney Enterprise) 3.22% (LOC; M&T Bank)	2,700,000 [a]	2,700,000
(Genesee Metal Stampings) 3.20% (LOC; HSBC Bank USA)	910,000 [a]	910,000
LR (Robert Weslayan College) 3.05% (LOC; M&T Bank)	2,900,000 [a]	2,900,000
Nassau County Industrial Development Agency:		
Civic Facility Revenue (Saint Mary's Children Project) 3.07% (LOC; Commerce Bank)	2,015,000 [a]	2,015,000
Revenue (Bryant Landing Project) 3.12% (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	5,000,000 [a,b]	5,000,000
New York City:		
3.04% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	6,050,000 [a]	6,050,000
3.04% (Insured; MBIA and Liquidity Facility; Rabobank Nederland)	4,000,000 [a]	4,000,000
3.08% (Liquidity Facility; Merrill Lynch)	7,000,000 [a,b]	7,000,000
3.08% (Liquidity Facility; Dexia Credit Local and LOC; Dexia Credit Local)	1,775,000 [a,b]	1,775,000
3.09% (Liquidity Facility; Citigroup Inc.)	5,000,000 [a,b]	5,000,000
6.70%, 8/1/2006	3,000,000	3,055,498
CP 3.10%, 2/16/2006 (Insured; MBIA and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	15,000,000	15,000,000

Dreyfus New York Municipal Cash Management (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
New York (continued)		
New York City Industrial Development Agency:		
Civic Facility Revenue:		
(Birch Wathen Lenox School Project) 3.05% (LOC; Allied Irish Bank)	3,625,000 a	3,625,000
(Brooklyn United Methodist Project) 3% (LOC; The Bank of New York)	3,720,000 a	3,720,000
(French Institute Alliance) 3.10% (LOC; M&T Bank)	2,550,000 a	2,550,000
(Jewish Community Center) 3.05% (LOC; M&T Bank)	5,000,000 a	5,000,000
(Village Community School Project) 3.10% (LOC; M&T Bank)	2,450,000 a	2,450,000
IDR, Refunding (Plaza Packaging Project) 3.15% (LOC; The Bank of New York)	1,370,000 a	1,370,000
Special Facilities Revenue 3.08% (Liquidity Facility; Merrill Lynch)	8,200,000 a,b	8,200,000
New York City Municipal Water Finance Authority:		
CP 3.12%, 4/13/2006 (Liquidity Facility: Dexia Credit Locale and JPMorgan Chase Bank)	10,000,000	10,000,000
Water and Sewer System Revenue 3.01% (Liquidity Facility; Dexia Credit Locale)	10,000,000 a	10,000,000
New York Counties Tobacco Trust I, Revenue 3.10% (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	8,000,000 a,b	8,000,000
New York State, GO:		
2.83%, 2/6/2006 (LOC; Dexia Credit Locale)	5,600,000	5,600,000
Refunding 6.46%, 7/15/2006	1,000,000	1,015,256
New York State Dormitory Authority:		
CP (Mount Sinai Medical School) 3.05%, 2/17/2006 (LOC; JPMorgan Chase Bank)	6,200,000	6,200,000
Income Tax Revenue 3.04% (Insured; AMBAC and Liquidity Facility; Morgan Stanley)	10,765,000 a,b	10,765,000
(Mental Health Services Facilities) 4.86%, 2/15/2006	4,145,000	4,148,218
(New York State Rehabilitation Association Pooled Loan Program Number 2) 3.97%, 7/1/2006 (Insured; CIFG)	1,120,000	1,123,395
(Park Ridge Hospital Inc.) 3.01% (LOC; JPMorgan Chase Bank)	10,900,000 a	10,900,000
(Pratt Institute) 3.07% (Insured; Radian Bank and Liquidity Facility; Citibank N.A.)	6,500,000 a	6,500,000
New York State Housing Finance Agency:		
LR 3.08% (Liquidity Facility; Merrill Lynch)	4,990,000 a,b	4,990,000
Revenue:		
(33 West End Avenue Apartments) 3.07% (LOC; HSBC Bank USA)	9,000,000 a	9,000,000
(240 East 39th Street Housing) 3.05% (LOC; FNMA)	8,100,000 a	8,100,000
(250 West 93rd Street) 3.06% (LOC; Bank of America)	5,000,000 a	5,000,000
(360 West 43 Street) 3.03% (Liquidity Facility; FNMA)	5,050,000 a	5,050,000
(400 3rd Avenue Apartments) 3.08% (LOC; Key Bank)	4,500,000 a	4,500,000
(Biltmore Tower Housing) 3.04% (Insured; FNMA and Liquidity Facility; FNMA)	16,000,000 a	16,000,000
(Chelsea Apartments) 3.07% (Insured; FNMA)	15,100,000 a	15,100,000
(Rip Van Winkle House) 3.05% (Insured; FHLMC and Liquidity Facility; FHLMC)	5,700,000 a	5,700,000
(Saville Housing) 3.04% (Insured; FHLMC and Liquidity Facility; FHLMC)	15,000,000 a	15,000,000
New York State Thruway Authority, Service Contract Revenue (Local Highway and Bridge) 4.76%, 4/1/2006	10,000,000	10,037,027
New York State Urban Development Corporation, Revenue 3.05% (Insured; FGIC and Liquidity Facility; Merrill Lynch)	19,670,000 a,b	19,670,000
Oneida County Industrial Development Agency, Civic Facility Revenue (Mohawk Valley Community College Dormitory Corporation Project) 3.02% (LOC; Citibank N.A.)	8,470,000 a	8,470,000
Ontario County Industrial Development Agency, IDR (Dixit Enterprises) 3.15% (LOC; HSBC Bank USA)	3,000,000 a	3,000,000
Port Authority of New York and New Jersey:		
CP 3.20%, 7/12/2006 (Liquidity Facility; Landesbank Hessen-Thuringen Gironzentrale)	15,000,000	15,000,000
Transit Revenue 3.07% (Insured; CIFG and Liquidity Facility; Merrill Lynch)	5,895,000 a,b	5,895,000

Dreyfus New York Municipal Cash Management (continued)

	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
New York (continued)		
Poughkeepsie Industrial Development Agency, Senior Living Facility Revenue (Manor at Woodside Project) 3.05% (LOC; The Bank of New York)	4,900,000 [a]	4,900,000
Rensselaer Industrial Development Agency, IDR (Capital View Office Park Project) 3.78%, 12/31/2006 (LOC; M&T Bank)	5,015,000	5,015,000
Roaring Fork Municipal Products LLC, Revenue 3.09% (Liquidity Facility; The Bank of New York)	10,385,000 [a,b]	10,385,000
Sachem Central School District at Holbrook, GO Notes, TAN 3.69%, 6/22/2006	12,000,000	12,044,673
Suffolk County Industrial Development Agency, IDR (Belmont Villas LLC Facility) 3.05% (Insured; FNMA and Liquidity Facility; FNMA)	6,000,000 [a]	6,000,000
Syracuse Industrial Development Agency, Civic Facility Revenue (Community Development Properties-Larned Project) 3.05% (LOC; M&T Bank)	6,200,000 [a]	6,200,000
Tompkins County Industrial Development Agency, College and University Revenue (Cortland College) 3.10% (LOC; HSBC Bank USA)	4,350,000 [a]	4,350,000
Ulster County Industrial Development Agency, IDR (Selux Corporation Project) 3.17% (LOC; M&T Bank)	1,910,000 [a]	1,910,000
Westchester County Industrial Development Agency:		
Civic Facility Revenue:		
(The Masters School) 3.05% (LOC; Allied Irish Bank)	3,440,000 [a]	3,440,000
(Young Men's Christian Association) 3.02% (LOC; Allied Irish Bank)	3,000,000 [a]	3,000,000
Commercial Facility Revenue (Panorama Flight Service Inc. Project) 3.05% (LOC; The Bank of New York)	4,875,000 [a]	4,875,000
Westchester Tobacco Asset Securitization Corporation, Revenue 3.10% (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	4,300,000 [a,b]	4,300,000
Yonkers Industrial Development Agency:		
MFHR		
(Main Street Lofts Yonkers LLC Project) 3.12% (LOC; M&T Bank)	15,000,000 [a]	15,000,000
Revenue (Merlots Program) 3.10% (Insured; GNMA and Liquidity Facility; Wachovia Bank)	4,215,000 [a,b]	4,215,000
U.S. Related−.9%		
Commonwealth of Puerto Rico, TRAN 4.46%, 7/28/2006 (LOC: Bank of Nova Scotia, Banque Paribas, Citibank N.A., Dexia Credit Locale, Fortis Bank, Royal Bank of Canada and State Street Bank and Trust Co.)	4,000,000	4,024,260
Total Investments (cost $476,696,113)	**99.5%**	**476,696,113**
Cash and Receivables (Net)	**.5%**	**2,502,527**
Net Assets	**100.0%**	**479,198,640**

See footnotes on page 39.
See notes to financial statements.

Dreyfus Tax Exempt Cash Management	Principal Amount ($)	Value ($)
Tax Exempt Investments−104.5%		
Alabama−4.3%		
DCH Health Care Authority, Health Care Facilities Revenue		
3.03% (LOC; Regions Bank)	10,000,000 a	10,000,000
Jefferson County,		
Sewer Revenue, Refunding:		
3.02% (Insured; XLCA and Liquidity Facility; Bank of America)	10,000,000 a	10,000,000
3.02% (Insured; XLCA and Liquidity Facility; Bank of Nova Scotia)	43,700,000 a	43,700,000
3.03% (Insured; XLCA and Liquidity Facility; Societe Generale)	10,000,000 a	10,000,000
3.05% (Insured; XLCA and Liquidity Facility; JPMorgan Chase Bank)	25,000,000 a	25,000,000
University of Alabama, General Revenue		
3.03% (Insured; MBIA and Liquidity Facility; Southtrust Bank)	31,920,000 a	31,920,000
Arkansas−.3%		
Benton County Public Facilities Board, College Parking Revenue		
(Northwest Arkansas Community) 3.04% (LOC; Regions Bank)	8,250,000 a	8,250,000
Arizona−1.4%		
ABN AMRO Munitops Certificate Trust, Sales Tax Revenue (Civic Plaza		
Expansion Project) 3.05% (Insured; FGIC and Liquidity Facility; ABN-AMRO)	13,700,000 a,b	13,700,000
Phoenix Civic Improvement Corp.:		
Excise Tax Revenue (Putters Program)		
3.10% (Insured; FGIC and Liquidity Facility; PB Capital Finance)	8,285,000 a,b	8,285,000
Water System Revenue 3.06% (Insured; MBIA and Liquidity Facility; Merrill Lynch)	19,960,000 a,b	19,960,000
California−.7%		
California, RAN 4.50%, 6/30/2006	22,000,000	22,132,109
Colorado−4.0%		
ABN AMRO Munitops Certificate Trust (Denver City and County Airport)		
3.07% (Insured; XCLA and Liquidity Facility; ABN-AMRO)	22,345,000 a,b	22,345,000
Colorado Educational and Cultural Facilities Authority, Revenue		
(EOP Charlotte JW, LLC Project) 3.07% (LOC; KBC Bank)	10,000,000 a	10,000,000
Denver Urban Renewal Authority, Tax Increment Revenue		
3.11% (Liquidity Facility; Merrill Lynch)	12,495,000 a,b	12,495,000
Lower Colorado River Authority, Revenue, CP:		
3.15%, 2/16/2006 (Liquidity Facility; JPMorgan Chase Bank)	36,000,000	36,000,000
3.10%, 3/9/2006 (Liquidity Facility; JPMorgan Chase Bank)	40,000,000	40,000,000
Delaware−.4%		
Delaware Economic Development Authority, MFHR		
(School House Project) 3.15% (LOC; HSBC Bank USA)	13,500,000 a	13,500,000
District of Columbia−1.3%		
District of Columbia:		
(American College of Cardiology) 3.03% (LOC; SunTrust Bank)	13,200,000 a	13,200,000
(Georgetown Day School Issue) 3.03% (LOC; SunTrust Bank)	19,000,000 a	19,000,000
GO Notes (Merlots Program) 3.06% (Insured; AMBAC		
and Liquidity Facility; Wachovia Bank)	7,320,000 a,b	7,320,000
Florida−1.8%		
Orange County Health Facilities Authority, Revenue,		
CP 3.20%, 3/23/2006 (LOC; SunTrust Bank)	10,000,000	10,000,000
Sunshine State Governmental Financing Commission, CP		
3.12%, 3/7/2006 (Liquidity Facility; DEPFA Bank PLC)	40,000,000	40,000,000
Tampa Bay Water, Utility System Revenue		
(Merlots Program) 3.06% (Insured; FGIC and Liquidity Facility; Wachovia Bank)	5,670,000 a,b	5,670,000

Dreyfus Tax Exempt Cash Management (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Georgia−6.2%		
Atlanta, Airport Insured General Revenue (Hartsfield International Airport)		
3.03% (Insured; MBIA and Liquidity Facility; Bayerische Landesbank)	78,330,000 [a]	78,330,000
Burke County Development Authority of Georgia, CP		
3.05%, 2/10/2006 (Insured; AMBAC and Liquidity Facility; Rabobank Nederland)	28,425,000	28,425,000
Fulton County Housing Authority, MFHR		
3.07% (LOC; FHLMC and Liquidity Facility; FHLMC)	40,365,000 [a,b]	40,365,000
Metropolitan Atlanta Rapid Transit Authority, CP		
3.05%, 3/6/2006 (LOC; Dexia Credit Locale)	17,500,000	17,500,000
Municipal Electric Authority of Georgia, CP		
3.08%, 2/14/2006 (LOC; JPMorgan Chase Bank)	15,870,000	15,870,000
Residential Care Facilities for the Elderly Authority of Fulton County,		
Revenue (Canterbury Court Project) 3.05% (LOC; HSH Nordbank)	7,500,000 [a]	7,500,000
Idaho−.1%		
Idaho Housing and Finance Association, Nonprofit Facilities Revenue		
(Albertson College of Idaho Project) 3.05% (LOC; Key Bank)	4,250,000 [a]	4,250,000
Illinois−8.1%		
Chicago Board of Education, GO:		
3.03% (Insured; CIFG and Liquidity Facility; Dexia Credit Locale)	15,000,000 [a]	15,000,000
3.06% (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	11,940,000 [a,b]	11,940,000
Chicago O'hare International Airport, Revenue		
3.06% (Insured; CIFG and Liquidity Facility; DEPFA Bank PLC)	50,000,000 [a]	50,000,000
Illinois, GO Notes:		
5.15%, 4/1/2006	10,000,000	10,037,836
(Merlots Program):		
3.06% (Insured; FSA and Liquidity Facility; Wachovia Bank)	16,900,000 [a,b]	16,900,000
3.06% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	9,950,000 [a,b]	9,950,000
(Rehabilitation Institute of Chicago Project)		
3.05% (LOC; Bank of America)	10,100,000 [a]	10,100,000
Illinois Educational Facilities Authority:		
(Illinois Institute of Technology) 3.05% (LOC; Bank of Montreal)	16,760,000 [a]	16,760,000
(Lake Forest Graduate School) 3.04% (LOC; Fifth Third Bank)	5,000,000 [a]	5,000,000
Illinois Health Facilities Authority, Revenue		
CP (Evanston Hospital Corp.):		
2.87%, 2/9/2006	10,000,000	10,000,000
2.87%, 2/9/2006	10,000,000	10,000,000
2.87%, 2/9/2006	10,000,000	10,000,000
2.87%, 2/16/2006	15,000,000	15,000,000
2.90%, 2/23/2006	10,000,000	10,000,000
3.18%, 3/9/2006	30,000,000	30,000,000
Regional Transportation Authority,		
GO Notes (Merlots Program):		
3.06% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	4,915,000 [a,b]	4,915,000
3.06% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	10,120,000 [a,b]	10,120,000
Indiana−4.1%		
Indiana Bond Bank, Interim Advance Funding		
Program Notes 3.09%, 2/2/2006	41,925,000	41,925,000
Indiana Health Facility Financing Authority, Health Facility Revenue		
(Clark Memorial Hospital Project) 3.14% (LOC; JPMorgan Chase Bank)	8,660,000 [a]	8,660,000

Dreyfus Tax Exempt Cash Management (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Indiana (continued)		
Indianapolis Local Public Improvement Bond Bank:		
Notes 4.50%, 7/6/2006	35,000,000	35,182,612
(Waterworks Project)		
3.02% (Insured; MBIA and Liquidity Facility; DEPFA Bank PLC)	25,000,000 [a]	25,000,000
Merrillville Community School Corp.,		
Warrants 4.25%, 12/29/2006	12,800,000	12,909,568
Iowa−2.5%		
Iowa, GO, TAN, 4.46%, 6/30/2006	40,000,000	40,206,046
Louisa County, PCR, Refunding (Midwest Power System Inc. Project) 3.10%	27,900,000 [a]	27,900,000
Tobacco Settlement Authority of Iowa, Tobacco Settlement Revenue		
3.08% (Liquidity Facility; Citibank NA)	8,350,000 [a,b]	8,350,000
Kansas−2.1%		
Kansas City, MFHR, Refunding (Wood View Apartments Project)		
3.04% (Insured; FHLB and Liquidity Facility; FHLB)	10,195,000 [a]	10,195,000
Midwest Tax-Exempt Bond Grantor Trust, Revenue		
3.37% (LOC; Huntington NB)	7,975,450 [a,b]	7,975,450
Wichita, GO Notes:		
3.67%, 2/9/2006	15,000,000	15,003,765
4.48%, 8/10/2006	30,000,000 [d]	30,194,400
Kentucky−1.2%		
Jefferson County:		
Retirement Home Revenue		
(Nazareth Library Project) 3.04% (LOC; Fifth Third Bank)	12,390,000 [a]	12,390,000
Student Housing Industrial Building Revenue (University of		
Louisville Project) 3.04% (LOC; Wachovia Bank)	19,535,000 [a]	19,535,000
Lexington-Fayette Urban County Government, Educational Building Revenue,		
Refunding (Lexington Christian) 3.04% (LOC; Fifth Third Bank)	4,565,000 [a]	4,565,000
Louisiana−3.9%		
Board of Supervisors of Louisiana State University and Agricultural and		
Mechanical College 3.04% (Insured; AMBAC and Liquidity Facility; BNP Paribas)	15,290,000 [a]	15,290,000
Louisiana Local Government Environmental Facilities and		
Community Development Authority, Revenues (Merlots Program)		
3.06% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	8,150,000 [a,b]	8,150,000
Louisiana Public Facilities Authority:		
HR:		
(CP Program Hospital Equipment Financing) 3.04% (LOC; Bank One)	33,200,000 [a]	33,200,000
3.09% (Liquidity Facility; Merrill Lynch)	34,045,000 [a,b]	34,045,000
LR 3.12% (Liquidity Facility; Societe Generale)	10,000,000 [a]	10,000,000
New Orleans, Sewage Service Revenue, BAN 2.99%, 7/26/2006	10,000,000	10,000,000
Tobacco Settlement Financing Corporation of Louisiana, Revenue		
3.14% (Liquidity Facility; Merrill Lynch)	9,115,000 [a,b]	9,115,000
Maryland−1.0%		
Frederick County, Industrial Revenue, Refunding		
(Manekin-Frederick Facility) 3.12% (LOC; M&T Bank)	2,840,000 [a]	2,840,000
Maryland Economic Development Corporation, Revenue		
(Legal Aid Bureau Inc. Facility) 3.09% (LOC; M&T Bank)	2,590,000 [a]	2,590,000

Dreyfus Tax Exempt Cash Management (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Maryland (continued)		
Maryland Health and Higher Educational Facility Authority:		
LR (John Hopkins Hospital) 4.75%, 8/1/2006	2,665,000	2,686,324
Revenue, Refunding (Adventist Healthcare) 3.04% (LOC; M&T Bank)	16,000,000 a	16,000,000
Montgomery County, EDR 3.04% (LOC; M&T Bank)	6,000,000 a	6,000,000
Massachusetts—3.4%		
Massachusetts Development Finance Agency:		
College and University Revenue (Suffolk University) 3.10% (Insured; Radian Bank and Liquidity Facility: Bank of America and State Street Bank and Trust Co.)	31,100,000 a	31,100,000
Revenue:		
(Lesley University) 3.07% (LOC; Bank of America)	7,600,000 a	7,600,000
(Northfield Mount Harmon) 3.10% (Insured; Radian Bank and Liquidity Facility; Bank of America)	15,000,000 a	15,000,000
Massachusetts Health and Educational Facilities Authority, Revenue (Cape Cod Healthcare Inc.) 3.08% (Insured; Assured Guaranty and Liquidity Facility; Bank of America)	15,000,000 a	15,000,000
Pembroke, GO Notes, BAN 3.95%, 8/3/2006	15,000,000	15,082,576
Salem, GO Notes, BAN 3.90%, 4/12/2006	4,246,418	4,252,297
Silver Lake Regional School District, GO Notes, BAN 3.46%, 3/30/2006	14,550,000	14,569,558
Michigan—5.6%		
Detroit, Sewage Disposal Revenue (Merlots Program):		
3.06% (Insured; FGIC and Liquidity Facility; Wachovia Bank)	22,045,000 a,b	22,045,000
3.06% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	10,170,000 a,b	10,170,000
Detroit Downtown Development Authority, LR Refunding (Millender Center Project) 3.15% (LOC; HSBC Bank USA)	17,200,000 a	17,200,000
Detroit Water Supply System, Water Revenue (Merlots Program) 3.06% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	10,475,000 a,b	10,475,000
Michigan Higher Education Facilities Authority, Revenue (Walsh College Project) 3.08% (LOC; Commerce Bank)	10,845,000 a	10,845,000
Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) 3.07% (LOC; Fifth Third Bank)	52,900,000 a	52,900,000
Michigan Municipal Bond Authority, Notes:		
RAN (Detroit School District) 3.71%, 3/21/2006 (LOC; JPMorgan Chase Bank)	10,000,000	10,014,747
3.98%, 8/18/2006 (LOC; JPMorgan Chase Bank)	25,000,000	25,099,750
Waterford Township Economic Development Corporation, LOR (Canterbury Health Care Inc.) 3.07% (LOC; KBC Bank)	11,000,000 a	11,000,000
Minnesota—.4%		
Oak Park Heights, MFHR, Refunding (Boutwells Landing) 3.04% (LOC; FHLMC and Liquidity Facility; FHLMC)	12,000,000 a	12,000,000
Mississippi—1.3%		
Medical Center Educational Building Corporation, Revenue (Pediatric and Research Facilities Project) 3.04% (Insured; AMBAC and Liquidity Facility; Bank One)	27,490,000 a	27,490,000
Mississippi Development Bank, Special Obligation Revenue (Merlots Program) 3.06% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	7,500,000 a,b	7,500,000
Mississippi Hospital Equipment and Facilities Authority, Revenue (Mississippi Methodist Hospital) 3.15% (LOC; First Tennessee Bank)	5,935,000 a	5,935,000

Dreyfus Tax Exempt Cash Management (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Nebraska−.7%		
Nebhelp Inc., Revenue 3.10% (Insured; MBIA and Liquidity Facility; Lloyds TSB Bank)	11,780,000 a	11,780,000
Scotts Bluff County Hospital Authority Number 1, HR, Refunding (Regional West Medical Center) 3.08% (Insured; Radian and Liquidity Facility; Key Bank)	10,000,000 a	10,000,000
Nevada−.7%		
Clark County School District, GO Notes:		
(Merlots Program) 3.06% (Insured; FSA and Liquidity Facility; Wachovia Bank)	9,920,000 a,b	9,920,000
(Putters Program) 3.10% (Insured; FSA and Liquidity Facility; PB Capital Finance)	6,960,000 a,b	6,960,000
Las Vegas Valley Water District, CP 3.08%, 2/8/2006 (LOC: BNP Paribas and Lloyds TSB Bank PLC)	5,800,000	5,800,000
New Jersey−1.3%		
New Jersey, TRAN 3.95%, 6/23/2006	20,000,000	20,087,742
Union County, GO Unlimited Notes, BAN 3.22%, 3/1/2006	20,000,000	20,008,030
New York−1.3%		
Nassau County Tobacco Settlement Corporation, Revenue 3.10% (Liquidity Facility; Merrill Lynch)	7,590,000 a,b	7,590,000
New York Counties Tobacco Trust I, Revenue 3.10% (Liquidity Facility; Merrill Lynch)	21,525,000 a,b	21,525,000
Tobacco Settlement Financing Corporation of New York, Revenue 3.08% (Liquidity Facility: Landesbank Hessen-Thuringen Girozentrale and Merrill Lynch)	10,000,000 a,b	10,000,000
North Carolina−.4%		
North Carolina Medical Care Commission, Health Care Facilities Revenue (Person Memorial Hospital) 3.05% (LOC; Branch Banking and Trust Co.)	12,000,000 a	12,000,000
Ohio−3.5%		
Akron Bath Copley Joint Township Hospital District, Health Care Facilities Revenue (Sumner Project) 3.05% (LOC; KBC Bank)	7,100,000 a	7,100,000
Cincinnati School District, GO Notes (Putters Program) 3.10% (Insured; FSA and Liquidity Facility; PB Capital Finance)	6,855,000 a,b	6,855,000
Cleveland City School District, RAN 5.34%, 6/1/2006 (Insured; AMBAC)	4,365,000	4,396,665
Cleveland−Cuyahoga County Port Authority, Revenue (Judson Project) 3.07% (LOC; National City Bank)	11,505,000 a	11,505,000
Cuyahoga County, HR (Metrohealth System) 3.07% LOC; National City Bank)	10,000,000 a	10,000,000
Franklin County, Health Care Facilities Revenue (Creekside at the Village Project) 3.05% (LOC; Key Bank)	7,250,000 a	7,250,000
Hamilton County, Hospital Facilities Revenue 3.11% (Insured; FSA and Liquidity Facility; Svenska Handelsbanken)	55,000,000 a,b	55,000,000
Ohio State Higher Educational Facility, College and University Revenue (Ashland University Project) 3.07% (LOC; Key Bank)	4,900,000 a	4,900,000
Oklahoma−1.3%		
Tulsa County Industrial Authority, Capital Improvements Revenue 3.11%, 5/15/2006 (Liquidity Facility; Bank of America)	40,000,000	40,000,000
Oregon−.7%		
Oregon, Homeowner Revenue 3.07% (LOC; Trinity Funding Group and Liquidity Facility; Merrill Lynch)	11,000,000 a,b	11,000,000
Salem Hospital Facility Authority, Revenue, Refunding (Capital Manor Inc. Project) 3.07% (LOC; Bank of America)	9,360,000 a	9,360,000

Dreyfus Tax Exempt Cash Management (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Pennsylvania—17.3%		
Bethlehem Area School District, GO Notes		
3.05% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	19,995,000 a	19,995,000
Chester County Health and Educational Facilities, Retired Community Revenue		
(Kendal-Crosslands Communities Project) 3.05% (LOC; Allied Irish Bank)	5,725,000 a	5,725,000
Cumberland County Municipal Authority, Revenue		
(Wesley Affiliated Services) 3.05% (LOC; KBC Bank)	8,000,000 a	8,000,000
Dallastown Area School District, GO Notes		
3.07% (Insured; FGIC and Liquidity Facility; BNP Paribas)	4,600,000 a	4,600,000
Dauphin County General Authority, Revenue:		
3.05% (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	14,640,000 a	14,640,000
3.05% (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	49,700,000 a	49,700,000
(School District Pooled Financing Program II)		
3.05% (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	90,465,000 a	90,465,000
Emmaus General Authority, Revenue:		
3.05% (LOC; DEPFA Bank)	5,000,000 a	5,000,000
3.05% (LOC; DEPFA Bank)	11,100,000 a	11,100,000
3.05% (LOC; DEPFA Bank)	13,500,000 a	13,500,000
3.05% (LOC; DEPFA Bank)	13,075,000 a	13,075,000
3.05% (LOC; DEPFA Bank)	33,300,000 a	33,300,000
Local Government:		
3.05% (LOC; DEPFA Bank)	4,800,000 a	4,800,000
3.05% (LOC; DEPFA Bank)	7,200,000 a	7,200,000
3.05% (LOC; DEPFA Bank)	7,900,000 a	7,900,000
3.05% (LOC; DEPFA Bank)	8,000,000 a	8,000,000
3.05% (LOC; DEPFA Bank)	10,600,000 a	10,600,000
3.05% (LOC; DEPFA Bank)	12,000,000 a	12,000,000
Fayette County Hospital Authority, Refunding		
(Mount Macrina Manor Project) 3.04% (LOC; National City Bank)	3,925,000 a	3,925,000
Lancaster County, GO Notes		
3.05% (Insured; FSA and Liquidity Facility; Royal Bank of Canada)	20,775,000 a	20,775,000
Lancaster County Hospital Authority, Revenue		
(Luthercare Project) 3.07% (LOC; M&T Bank)	13,705,000 a	13,705,000
Lebanon County Health Facilities Authority:		
Health Center Revenue (United Church of		
Christ Homes) 3.03% (LOC; M&T Bank)	8,025,000 a	8,025,000
Revenue (Cornwall Manor Project) 3.12% (Insured; Radian		
Bank and Liquidity Facility; Bank of America)	5,700,000 a	5,700,000
Montgomery County Higher Education and Health Authority,		
Private Schools Revenue (William Penn Charter) 3.05% (LOC; PNC Bank)	10,595,000 a	10,595,000
Montgomery County Industrial Development Authority, Revenue:		
CP (Exelon Generation Project):		
3.10%, 3/10/2006 (LOC; Wachovia Bank)	10,000,000	10,000,000
3.15%, 3/14/2006 (LOC; Banque Nationale de Paris)	12,000,000	12,000,000
(Northwestern Human Services) 3.11% (LOC; Commerce Bank)	13,930,000 a	13,930,000
New Garden General Authority, Municipal Revenue (Municipal Pooled		
Financing Program I) 3.13% (Insured; AMBAC and Liquidity Facility:		
Bank of Nova Scotia and Dexia Credit Locale)	30,750,000 a	30,750,000

Dreyfus Tax Exempt Cash Management (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Pennsylvania (continued)		
Pennsylvania, GO Notes (Merlots Program)		
3.06% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	5,820,000 a,b	5,820,000
Pennsylvania Higher Educational Facilities Authority, Revenue (Student		
Association Housing Project) 3.03% (LOC: Citizens Bank of Pennsylvania)	10,000,000 a	10,000,000
Schuylkill County, GO Notes		
3.07% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	6,710,000 a	6,710,000
Spring Grove Area School District, GO		
3.05% (Insured; FSA and Liquidity Facility; Dexia Credit Local)	17,500,000 a	17,500,000
West Cornwall Township Municipal Authority:		
GO Notes, Refunding (Bethlehem School District Project)		
3.05% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	28,600,000 a	28,600,000
Revenue (Pennsylvania General Government Loan Program)		
3.05% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	8,267,000 a	8,267,000
South Carolina—1.7%		
Charleston County School District Development Corporation,		
GO Notes, TAN 3.70%, 4/13/2006	24,400,000	24,455,808
Greer, Combined Utilities System Revenue		
(Merlots Program) 3.06% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	8,310,000 a,b	8,310,000
South Carolina Jobs Economic Development Authority, Health Facilities		
Revenue, Refunding (Episcopal Church Home) 3.12%		
(Insured; Radian Bank and Liquidity Facility; Wachovia Bank)	14,015,000 a	14,015,000
South Carolina Transportation Infrastructure Bank, Revenue		
3.06% (Insured; AMBAC and Liquidity Facility; CIFG)	6,645,000 a,b	6,645,000
Tennessee—3.8%		
Blount County Public Building Authority, Revenue		
Local Government Public Improvement:		
3.04% (Insured; AMBAC and Liquidity Facility; Regions Bank)	4,370,000 a	4,370,000
3.04% (Insured; AMBAC and Liquidity Facility; Regions Bank)	5,000,000 a	5,000,000
3.04% (Insured; AMBAC and Liquidity Facility; Regions Bank)	6,500,000 a	6,500,000
Memphis, GO		
3.06% (Insured; MBIA and Liquidity Facility; Merrill Lynch)	22,990,000 a,b	22,990,000
Sevier County Public Building Authority:		
Local Government Public Improvement Revenue:		
3.04% (Insured; AMBAC and Liquidity Facility; KBC Bank)	8,105,000 a	8,105,000
3.04% (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	7,930,000 a	7,930,000
3.04% (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	9,650,000 a	9,650,000
Water Revenue 3.04% (Insured; AMBAC and Liquidity Facility; KBC Bank)	12,500,000 a	12,500,000
Shelby County, GO Notes (Public Improvement)		
3.03% (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	40,000,000 a	40,000,000
Texas—8.6%		
Dallas, GO 3.06% (Liquidity Facility; Citibank NA)	10,000,000 a,b	10,000,000
Dallas Area Rapid Transit, Transportation Revenue (Merlots Program)		
3.06% (Insured: AMBAC and FGIC and Liquidity Facility; Wachovia Bank)	24,065,000 a,b	24,065,000
Harris County, CP:		
GO 3.15%, 4/11/2006 (Liquidity Facility: Bank of Nova Scotia and Lloyds TSB Bank PLC)	5,950,000	5,950,000
(Metropolitan Transportation Authority):		
3.10%, 4/6/2006 (LOC; DEPFA Bank PLC)	10,000,000	10,000,000
3.10%, 4/7/2006 (LOC; DEPFA Bank PLC)	15,000,000	15,000,000

Dreyfus Tax Exempt Cash Management (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Texas (continued)		
Harris County Health Facilities Development Corp.,		
Nursing Home Revenue (Saint Lukes Hospital):		
3.05% (LOC: Citibank NA and JPMorgan Chase Bank)	22,000,000 a	22,000,000
3.07% (Liquidity Facility: Bank of America, Bayerische Landesbank,		
JPMorgan Chase Bank, Northern Trust Co. and Saint Lukes Hospital)	100,000 a	100,000
North Texas Tollway Authority, Dallas North Thruway System Revenue		
3.03% (Insured; FGIC and Liquidity Facility; DEPFA Bank PLC)	20,000,000 a	20,000,000
San Antonio:		
Electric and Gas Revenue, CP 3.20%, 6/8/2006 (Liquidity Facility:		
Bank of America and State Street Bank and Trust Co.)	12,100,000	12,100,000
Water Revenue (Merlots Program) 3.06% (Liquidity Facility; Wachovia Bank)	10,000,000 a,b	10,000,000
Texas:		
TRAN 4.50%, 8/31/2006	77,600,000	78,239,210
3.06% (Liquidity Facility; Merrill Lynch)	4,165,000 a,b	4,165,000
Texas Public Financing Authority, CP:		
3.05%, 3/2/2006	12,200,000	12,200,000
3.19%, 5/10/2006 (Liquidity Facility; Texas Permanent School Fund)	25,000,000	25,000,000
University of Texas System Board of Regents, CP 3.12%, 4/12/2006	14,073,000	14,073,000
Utah—1.0%		
Intermountain Power Agency, Power Supply Revenue:		
2.77%, 3/15/2006 (Insured; AMBAC and Liquidity Facility;		
Landesbank Hessen-Thuringen Girozentrale)	10,000,000	10,000,000
CP 3.10%, 3/9/2006 (LOC; JPMorgan Chase Bank)	10,000,000	10,000,000
Utah Water Finance Agency, Water Revenue		
3.06% (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	10,000,000 a	10,000,000
Vermont—.7%		
ABN AMRO Munitops Certificate Trust,		
Revenue (University of Vermont and State Agriculture College)		
3.06% (Insured; MBIA and Liquidity Facility; ABN-AMRO)	14,995,000 a,b	14,995,000
Vermont Educational and Health Buildings Financing Agency:		
College and University Revenue (Capital Asset		
Financing Program) 3.12% (LOC; M&T Bank)	920,000 a	920,000
Revenue (Rutland Regional Medical Project)		
3.09% (Insured; Radian Bank and Liquidity Facility; Bank of America)	5,655,000 a	5,655,000
Virginia—2.7%		
Alexandria Industrial Development Authority, Revenue		
(Institute for Defense Analyses) 3.07% (Insured;		
AMBAC and Liquidity Facility; Wachovia Bank)	14,690,000 a	14,690,000
Morgan Keegan Municipal Products Inc., Revenue		
3.06% (Liquidity Facility; BNP Paribas)	40,000,000 a,b	40,000,000
Norfolk Redevelopment and Housing Authority, Revenue		
(Retirement Community) 3.04% (LOC; HSH Nordbank AG)	20,000,000 a	20,000,000
Tobacco Settlement Financing Corporation of Virginia		
3.10% (Liquidity Facility; Merrill Lynch)	7,500,000 a,b	7,500,000
Washington—3.0%		
Washington, GO Notes (Merlots Program):		
3.06% (Insured: FGIC and MBIA and Liquidity Facility; Wachovia Bank)	20,005,000 a,b	20,005,000
3.06% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	5,935,000 a,b	5,935,000

Dreyfus Tax Exempt Cash Management (continued)	Principal Amount ($)	Value ($)
Tax Exempt Investments (continued)		
Washington (continued)		
Washington Health Care Facilities Authority, Revenues (Seattle Cancer Care):		
3.05% (LOC; Key Bank)	4,250,000 a	4,250,000
3.05% (LOC; Key Bank)	20,655,000 a	20,655,000
Washington Higher Education Facilities Authority, Revenue (Saint Martins College Project) 3.09% (LOC; U.S. Bank NA)	6,910,000 a	6,910,000
Washington Housing Finance Commission, Nonprofit Housing Revenue (Horizon House Project) 3.05% (LOC; Bank of America)	20,000,000 a	20,000,000
Washington Public Power Supply System Project Number 3, Electric Revenue, Refunding 3.05% (Insured: MBIA and Liquidity Facility; Credit Suisse First Boston)	12,890,000 a	12,890,000
Wisconsin−.7%		
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Revenue 3.11% (Liquidity Facility: Lloyds TBS Bank and Merrill Lynch)	6,120,000 a,b	6,120,000
Wisconsin Health and Educational Facilities Authority, HR (Saint Johns Communities) 3.08% (Insured; Radian and Liquidity Facility; Marshall and Isley Bank)	6,000,000 a	6,000,000
Wisconsin Public Power Inc., Power Supply System Revenue (Putters Program) 3.10% (Insured; AMBAC and Liquidity Facility; PB Capital Finance)	10,395,000 a,b	10,395,000
Wyoming−1.0%		
Natrona County, HR (Wyoming Medical Center Project) 3.05% (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	29,760,000 a	29,760,000
Total Investments (cost $3,184,609,493)	**104.5%**	**3,184,609,493**
Liabilities, Less Cash and Receivables	**(4.5%)**	**(137,909,096)**
Net Assets	**100.0%**	**3,046,700,397**

See footnotes on page 39.
See notes to financial statements.

Summary of Abbreviations

ACA	American Capital Access	**HR**	Hospital Revenue
AGC	ACE Guaranty Corporation	**IDB**	Industrial Development Board
AGIC	Asset Guaranty Insurance Company	**IDC**	Industrial Development Corporation
AMBAC	American Municipal Bond Assurance Corporation	**IDR**	Industrial Development Revenue
ARRN	Adjustable Rate Receipt Notes	**LOC**	Letter of Credit
BAN	Bond Anticipation Notes	**LOR**	Limited Obligation Revenue
BIGI	Bond Investors Guaranty Insurance	**LR**	Lease Revenue
BPA	Bond Purchase Agreement	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
CGIC	Capital Guaranty Insurance Company		
CIC	Continental Insurance Company	**MFHR**	Multi-Family Housing Revenue
CIFG	CDC Ixis Financial Guaranty	**MFMR**	Multi-Family Mortgage Revenue
CMAC	Capital Market Assurance Corporation	**PCR**	Pollution Control Revenue
COP	Certificate of Participation	**RAC**	Revenue Anticipation Certificates
CP	Commercial Paper	**RAN**	Revenue Anticipation Notes
EDR	Economic Development Revenue	**RAW**	Revenue Anticipation Warrants
EIR	Environmental Improvement Revenue	**RRR**	Resources Recovery Revenue
FGIC	Financial Guaranty Insurance Company	**SAAN**	State Aid Anticipation Notes
FHA	Federal Housing Administration	**SBPA**	Standby Bond Purchase Agreement
FHLB	Federal Home Loan Bank	**SFHR**	Single Family Housing Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**SFMR**	Single Family Mortgage Revenue
FNMA	Federal National Mortgage Association	**SONYMA**	State of New York Mortgage Agency
FSA	Financial Security Assurance	**SWDR**	Solid Waste Disposal Revenue
GAN	Grant Anticipation Notes	**TAN**	Tax Anticipation Notes
GIC	Guaranteed Investment Contract	**TAW**	Tax Anticipation Warrants
GNMA	Government National Mortgage Association	**TRAN**	Tax and Revenue Anticipation Notes
GO	General Obligation	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

					Value (%)†		
Fitch	**or**	**Moody's**	**or**	**Standard & Poor's**	**Dreyfus Municipal Cash Management Plus**	**Dreyfus New York Municipal Cash Management**	**Dreyfus Tax Exempt Cash Management**
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	90.9	93.4	90.1
AAA, AA, A [e]		Aaa, Aa, A [e]		AAA, AA, A [e]	3.0	4.2	6.3
Not Rated [f]		Not Rated [f]		Not Rated [f]	6.1	2.4	3.6
					100.0	**100.0**	**100.0**

† *Based on total investments.*

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2006, Dreyfus Municipal Cash Management Plus amounted to $189,071,698 or 19.3%, Dreyfus New York Municipal Cash Management amounted to $108,005,000 or 22.5%, and Dreyfus Tax Exempt Cash Management amounted to $627,585,450 or 20.6% of net assets.*

[c] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[d] *Purchased on a delayed delivery basis.*

[e] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

[f] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

(amounts in thousands, except Net Asset Value Per Share)

January 31, 2006

	Dreyfus Cash Management	Dreyfus Cash Management Plus, Inc.	Dreyfus Government Cash Management	Dreyfus Government Prime Cash Management	Dreyfus Treasury Cash Management	Dreyfus Treasury Prime Cash Management
Assets ($):						
Investments at value–Note 1(a,b)†	11,173,439	8,649,903	4,380,107[a]	1,433,446	4,655,372[a]	2,519,223
Interest receivable	43,410	40,993	4,446	1,475	419	2,130
	11,216,849	8,690,896	4,384,553	1,434,921	4,655,791	2,521,353
Liabilities ($):						
Due to The Dreyfus Corporation and affiliates–Note 2(b)	2,464	2,192	1,076	374	1,236	683
Cash overdraft due to Custodian	30,390	2,899	7,054	947	10,901	4,013
Payable for shares of Beneficial Interest/Common Stock redeemed	1,060	9,522	611	–	40	2
	33,914	14,613	8,741	1,321	12,177	4,698
Net Assets ($)	11,182,935	8,676,283	4,375,812	1,433,600	4,643,614	2,516,655
Composition of Net Assets ($):						
Paid-in capital	11,184,491	8,684,844	4,378,612	1,433,601	4,643,666	2,516,958
Accumulated net realized gain (loss) on investments	(1,556)	(8,561)	(2,800)	(1)	(52)	(303)
Net Assets ($)	11,182,935	8,676,283	4,375,812	1,433,600	4,643,614	2,516,655
Net Asset Value Per Share						
Institutional Shares						
Net Assets ($)	9,484,178	5,907,604	2,842,290	773,444	3,017,048	1,487,278
Shares Outstanding	9,485,512	5,914,331	2,844,145	773,445	3,017,082	1,487,667
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**
Investor Shares						
Net Assets ($)	1,237,624	1,275,421	1,050,089	242,181	1,320,322	650,940
Shares Outstanding	1,237,776	1,276,379	1,050,718	242,175	1,320,337	650,920
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**
Administrative Shares						
Net Assets ($)	250,669	793,337	239,514	210,324	86,787	26,189
Shares Outstanding	250,712	793,800	239,687	210,316	86,788	26,181
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**
Participant Shares						
Net Assets ($)	210,464	699,921	243,919	207,651	219,457	352,248
Shares Outstanding	210,491	700,335	244,062	207,665	219,459	352,190
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**
† Investments at cost ($)	11,173,439	8,649,903	4,380,107	1,433,446	4,655,372	2,519,223

[a] Amount includes repurchase agreements of $272,000,000 and $3,475,000,000 for Dreyfus Government Cash Management and Dreyfus Treasury Cash Management, respectively. See Note 1(b).

See notes to financial statements.

	Dreyfus Municipal Cash Management Plus	Dreyfus New York Municipal Cash Management	Dreyfus Tax Exempt Cash Management
Assets ($):			
Investments at value−Note 1(a)†	995,776	476,696	3,184,609
Cash	−	648	−
Interest receivable	4,344	2,122	14,244
	1,000,120	**479,466**	**3,198,853**
Liabilities ($):			
Due to The Dreyfus Corporation and affiliates−Note 2(b)	180	82	572
Cash overdraft due to Custodian	8,587	−	95,800
Payable for investment securities purchased	10,731	−	55,744
Payable for shares of Beneficial Interest redeemed	59	185	37
	19,557	**267**	**152,153**
Net Assets ($)	**980,563**	**479,199**	**3,046,700**
Composition of Net Assets ($):			
Paid-in capital	980,565	479,195	3,046,775
Accumulated net realized gain (loss) on investments	(2)	4	(75)
Net Assets ($)	**980,563**	**479,199**	**3,046,700**
Net Asset Value Per Share			
Institutional Shares			
Net Assets ($)	638,307	343,465	2,645,184
Shares Outstanding	638,428	343,463	2,645,309
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**
Investor Shares			
Net Assets ($)	179,705	125,011	254,811
Shares Outstanding	179,689	125,013	254,814
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**
Administrative Shares			
Net Assets ($)	137,330	8,251	105,204
Shares Outstanding	137,315	8,251	105,170
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**
Participant Shares			
Net Assets ($)	25,221	2,472	41,501
Shares Outstanding	25,217	2,472	41,482
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**
† Investments at cost ($)	995,776	476,696	3,184,609

See notes to financial statements.

STATEMENT OF OPERATIONS

(amounts in thousands)

Year Ended January 31, 2006

	Dreyfus Cash Management	Dreyfus Cash Management Plus, Inc.	Dreyfus Government Cash Management	Dreyfus Government Prime Cash Management	Dreyfus Treasury Cash Management	Dreyfus Treasury Prime Cash Management
Investment Income ($):						
Interest Income	**430,438**	**316,116**	**161,159**	**42,255**	**152,559**	**75,183**
Expenses:						
Management fee–Note 2(a)	25,001	18,334	9,611	2,499	9,305	4,782
Distribution fees–Note 2(b)	4,068	5,413	4,024	1,673	4,341	2,361
Total Expenses	**29,069**	**23,747**	**13,635**	**4,172**	**13,646**	**7,143**
Investment Income-Net	**401,369**	**292,369**	**147,524**	**38,083**	**138,913**	**68,040**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**(154)**	**(798)**	**(284)**	**51**	**(39)**	**(65)**
Net Increase in Net Assets Resulting from Operations	**401,215**	**291,571**	**147,240**	**38,134**	**138,874**	**67,975**

See notes to financial statements.

	Dreyfus Municipal Cash Management Plus	Dreyfus New York Municipal Cash Management	Dreyfus Tax Exempt Cash Management
Investment Income ($):			
Interest Income	**23,467**	**11,331**	**78,121**
Expenses:			
Management fee–Note 2(a)	1,838	892	6,148
Distribution fees–Note 2(b)	592	254	888
Total Expenses	**2,430**	**1,146**	**7,036**
Investment Income–Net	**21,037**	**10,185**	**71,085**
Net Realized and Unrealized Gain (Loss) on Investments–Note 1(b) ($):			
Net realized gain (loss) on investments	(2)	4	(16)
Net unrealized (depreciation) on investments	–	–	(20)
Net Realized and Unrealized Gain (Loss) on Investments	**(2)**	**4**	**(36)**
Net Increase in Net Assets Resulting from Operations	**21,035**	**10,189**	**71,049**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

(amounts in thousands)

	Dreyfus Cash Management Year Ended January 31,		Dreyfus Cash Management Plus, Inc. Year Ended January 31,	
	2006	2005	2006	2005
Operations ($):				
Investment income–net	401,369	151,361	292,369	157,454
Net realized gain (loss) on investments	(154)	(1,402)	(798)	(7,763)
Net Increase (Decrease) in Net Assets				
Resulting from Operations	**401,215**	**149,959**	**291,571**	**149,691**
Dividends to Shareholders from ($):				
Investment income–net:				
Institutional Shares	(351,357)	(134,565)	(223,829)	(129,766)
Investor Shares	(35,602)	(11,904)	(35,763)	(11,097)
Administrative Shares	(8,404)	(3,190)	(19,166)	(11,428)
Participant Shares	(6,006)	(1,707)	(13,611)	(5,177)
Total Dividends	**(401,369)**	**(151,366)**	**(292,369)**	**(157,468)**
Beneficial Interest/Capital Stock				
Transactions ($1.00 per share):				
Net proceeds from shares sold:				
Institutional Shares	88,227,691	82,058,116	102,606,751	108,944,784
Investor Shares	8,207,749	8,400,276	5,299,272	5,426,074
Administrative Shares	3,067,374	2,185,394	5,033,982	7,994,674
Participant Shares	1,793,568	1,566,998	2,572,684	2,836,509
Dividends reinvested:				
Institutional Shares	85,179	28,183	86,879	62,090
Investor Shares	10,546	5,382	32,664	10,396
Administrative Shares	2,320	1,216	19,092	10,567
Participant Shares	5,063	1,472	13,140	4,898
Cost of shares redeemed:				
Institutional Shares	(88,111,203)	(82,309,129)	(105,251,149)	(114,784,316)
Investor Shares	(8,048,703)	(8,591,977)	(5,114,620)	(5,579,680)
Administrative Shares	(3,085,440)	(2,174,696)	(4,759,710)	(9,084,131)
Participant Shares	(1,832,003)	(1,456,526)	(2,348,416)	(3,335,647)
Increase (Decrease) in Net Assets from				
Beneficial Interest/Capital Stock Transactions	**322,141**	**(285,291)**	**(1,809,431)**	**(7,493,782)**
Total Increase (Decrease) In Net Assets	**321,987**	**(286,698)**	**(1,810,229)**	**(7,501,559)**
Net Assets ($):				
Beginning of Period	10,860,948	11,147,646	10,486,512	17,988,071
End of Period	**11,182,935**	**10,860,948**	**8,676,283**	**10,486,512**

See notes to financial statements.

	Dreyfus Government Cash Management Year Ended January 31,		Dreyfus Government Prime Cash Management Year Ended January 31,	
	2006	**2005**	**2006**	**2005**
Operations ($):				
Investment income—net	147,524	82,476	38,083	11,696
Net realized gain (loss) on investments	(284)	(2,343)	51	(2)
Net Increase (Decrease) in Net Assets Resulting from Operations	**147,240**	**80,133**	**38,134**	**11,694**
Dividends to Shareholders from ($):				
Investment income—net:				
Institutional Shares	(101,439)	(57,170)	(19,681)	(5,782)
Investor Shares	(31,627)	(13,130)	(6,581)	(2,115)
Administrative Shares	(6,881)	(8,495)	(5,413)	(1,926)
Participant Shares	(7,577)	(3,681)	(6,408)	(1,873)
Total Dividends	**(147,524)**	**(82,476)**	**(38,083)**	**(11,696)**
Beneficial Interest Transactions ($1.00 per share):				
Net proceeds from shares sold:				
Institutional Shares	25,264,718	35,840,907	2,989,497	2,053,576
Investor Shares	6,351,977	8,643,866	421,201	423,187
Administrative Shares	1,451,334	2,824,724	2,090,491	1,645,993
Participant Shares	1,304,455	1,240,336	1,558,755	1,478,450
Dividends reinvested:				
Institutional Shares	41,829	28,356	16,829	5,403
Investor Shares	25,617	10,487	6,059	1,912
Administrative Shares	5,866	4,634	5,016	1,806
Participant Shares	6,077	2,772	5,580	1,676
Cost of shares redeemed:				
Institutional Shares	(26,035,234)	(37,706,021)	(2,769,866)	(1,936,748)
Investor Shares	(6,614,704)	(8,672,987)	(394,068)	(459,007)
Administrative Shares	(1,530,875)	(3,415,869)	(2,085,241)	(1,578,051)
Participant Shares	(1,355,837)	(1,560,874)	(1,586,703)	(1,479,569)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(1,084,777)**	**(2,759,669)**	**257,550**	**158,628**
Total Increase (Decrease) In Net Assets	**(1,085,061)**	**(2,762,012)**	**257,601**	**158,626**
Net Assets ($):				
Beginning of Period	5,460,873	8,222,885	1,175,999	1,017,373
End of Period	**4,375,812**	**5,460,873**	**1,433,600**	**1,175,999**

See notes to financial statements.

(amounts in thousands)

	Dreyfus Treasury Cash Management		Dreyfus Treasury Prime Cash Management	
	Year Ended January 31,		Year Ended January 31,	
	2006	2005	2006	2005
Operations ($):				
Investment income—net	138,913	50,863	68,040	27,236
Net realized gain (loss) on investments	(39)	(13)	(65)	(107)
Net Increase (Decrease) in Net Assets Resulting from Operations	**138,874**	**50,850**	**67,975**	**27,129**
Dividends to Shareholders from ($):				
Investment income—net:				
Institutional Shares	(92,357)	(36,329)	(44,635)	(18,186)
Investor Shares	(38,654)	(12,519)	(18,263)	(7,190)
Administrative Shares	(2,274)	(702)	(818)	(944)
Participant Shares	(5,628)	(1,319)	(4,324)	(916)
Total Dividends	**(138,913)**	**(50,869)**	**(68,040)**	**(27,236)**
Beneficial Interest Transactions ($1.00 per share):				
Net proceeds from shares sold:				
Institutional Shares	33,378,971	28,718,334	9,320,877	7,396,051
Investor Shares	9,589,674	10,475,329	3,104,509	3,101,095
Administrative Shares	717,102	1,598,791	121,635	417,062
Participant Shares	531,943	522,034	848,315	758,139
Dividends reinvested:				
Institutional Shares	25,325	9,755	20,119	4,474
Investor Shares	3,982	2,684	9,667	4,615
Administrative Shares	2,082	673	797	477
Participant Shares	2,389	555	1,196	530
Cost of shares redeemed:				
Institutional Shares	(32,738,634)	(29,689,199)	(9,187,163)	(7,852,071)
Investor Shares	(9,437,450)	(10,601,846)	(3,075,940)	(3,287,434)
Administrative Shares	(681,475)	(1,570,519)	(134,971)	(475,999)
Participant Shares	(524,471)	(436,198)	(591,166)	(843,005)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**869,438**	**(969,607)**	**437,875**	**(776,066)**
Total Increase (Decrease) In Net Assets	**869,399**	**(969,626)**	**437,810**	**(776,173)**
Net Assets ($):				
Beginning of Period	3,774,215	4,743,841	2,078,845	2,855,018
End of Period	**4,643,614**	**3,774,215**	**2,516,655**	**2,078,845**

See notes to financial statements.

	Dreyfus Municipal Cash Management Plus		Dreyfus New York Municipal Cash Management		Dreyfus Tax Exempt Cash Management	
	Year Ended January 31,		Year Ended January 31,		Year Ended January 31,	
	2006	2005	2006	2005	2006	2005
Operations ($):						
Investment income—net	21,037	7,738	10,185	4,109	71,085	30,059
Net realized gain (loss) on investments	(2)	–	4	–	(16)	41
Net unrealized appreciation (depreciation) on investments	–	–	–	–	(20)	20
Net Increase (Decrease) in Net Assets Resulting from Operations	**21,035**	**7,738**	**10,189**	**4,109**	**71,049**	**30,120**
Dividends to Shareholders from ($):						
Investment income—net:						
Institutional Shares	(14,367)	(5,514)	(8,052)	(3,572)	(62,218)	(25,118)
Investor Shares	(3,035)	(908)	(1,924)	(477)	(4,769)	(1,976)
Administrative Shares	(3,133)	(1,173)	(104)	(24)	(3,333)	(2,779)
Participant Shares	(502)	(143)	(105)	(36)	(765)	(186)
Total Dividends	**(21,037)**	**(7,738)**	**(10,185)**	**(4,109)**	**(71,085)**	**(30,059)**
Beneficial Interest Transactions ($1.00 per share):						
Net proceeds from shares sold:						
Institutional Shares	7,796,226	4,167,702	1,170,390	843,446	21,865,326	13,958,789
Investor Shares	859,699	640,910	473,007	207,302	887,506	906,264
Administrative Shares	882,779	540,201	37,565	26,011	689,339	831,263
Participant Shares	93,973	136,925	23,299	17,571	253,871	160,781
Dividends reinvested:						
Institutional Shares	9,026	4,083	2,875	904	27,380	12,018
Investor Shares	3,018	797	1,923	476	2,610	1,165
Administrative Shares	3,002	1,164	103	24	2,163	1,779
Participant Shares	493	142	101	35	374	36
Cost of shares redeemed:						
Institutional Shares	(7,666,537)	(4,394,515)	(1,166,195)	(815,537)	(21,757,895)	(13,394,916)
Investor Shares	(788,006)	(624,431)	(420,813)	(165,122)	(875,277)	(789,809)
Administrative Shares	(877,167)	(521,193)	(30,159)	(25,529)	(861,639)	(870,002)
Participant Shares	(89,402)	(135,479)	(26,435)	(14,500)	(232,067)	(187,955)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**227,104**	**(183,694)**	**65,661**	**75,081**	**1,691**	**629,413**
Total Increase (Decrease) In Net Assets	**227,102**	**(183,694)**	**65,665**	**75,081**	**1,655**	**629,474**
Net Assets ($):						
Beginning of Period	753,461	937,155	413,534	338,453	3,045,045	2,415,571
End of Period	**980,563**	**753,461**	**479,199**	**413,534**	**3,046,700**	**3,045,045**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Cash Management								
Institutional Shares								
Year Ended January 31,								
2006	1.00	.032	(.032)	1.00	3.28	.20	3.24	9,484
2005	1.00	.013	(.013)	1.00	1.31	.20	1.30	9,283
2004	1.00	.010	(.010)	1.00	.99	.20	.99	9,507
2003	1.00	.016	(.016)	1.00	1.66	.20	1.65	11,410
2002	1.00	.037	(.037)	1.00	3.77	.20	3.64	13,260
Investor Shares								
Year Ended January 31,								
2006	1.00	.030	(.030)	1.00	3.03	.45	2.99	1,238
2005	1.00	.011	(.011)	1.00	1.06	.45	1.05	1,068
2004	1.00	.007	(.007)	1.00	.74	.45	.74	1,254
2003	1.00	.014	(.014)	1.00	1.41	.45	1.40	1,814
2002	1.00	.035	(.035)	1.00	3.51	.45	3.39	1,286
Administrative Shares								
Year Ended January 31,								
2006	1.00	.031	(.031)	1.00	3.18	.30	3.14	251
2005	1.00	.012	(.012)	1.00	1.21	.30	1.20	266
2004	1.00	.009	(.009)	1.00	.89	.30	.89	255
2003	1.00	.015	(.015)	1.00	1.56	.30	1.55	669
2002	1.00	.036	(.036)	1.00	3.67	.30	3.54	506
Participant Shares								
Year Ended January 31,								
2006	1.00	.028	(.028)	1.00	2.87	.60	2.84	210
2005	1.00	.009	(.009)	1.00	.91	.60	.90	244
2004	1.00	.006	(.006)	1.00	.59	.60	.59	132
2003	1.00	.012	(.012)	1.00	1.26	.60	1.25	118
2002	1.00	.033	(.033)	1.00	3.36	.60	3.24	201

See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Cash Management Plus, Inc.								
Institutional Shares								
Year Ended January 31,								
2006	1.00	.032	(.032)	1.00	3.29	.20	3.23	5,908
2005	1.00	.013	(.013)	1.00	1.32	.20	1.23	8,466
2004	1.00	.011	(.011)	1.00	1.06	.20	1.07	14,249
2003	1.00	.018	(.018)	1.00	1.78	.20	1.78	24,637
2002	1.00	.038	(.038)	1.00	3.91	.20	3.54	27,179
Investor Shares								
Year Ended January 31,								
2006	1.00	.030	(.030)	1.00	3.03	.45	2.98	1,275
2005	1.00	.011	(.011)	1.00	1.07	.45	.98	1,058
2004	1.00	.008	(.008)	1.00	.81	.45	.82	1,203
2003	1.00	.015	(.015)	1.00	1.53	.45	1.53	2,166
2002	1.00	.036	(.036)	1.00	3.66	.45	3.29	1,547
Administrative Shares								
Year Ended January 31,								
2006	1.00	.031	(.031)	1.00	3.19	.30	3.13	793
2005	1.00	.012	(.012)	1.00	1.22	.30	1.13	500
2004	1.00	.010	(.010)	1.00	.96	.30	.97	1,579
2003	1.00	.017	(.017)	1.00	1.68	.30	1.68	2,030
2002	1.00	.037	(.037)	1.00	3.81	.30	3.44	932
Participant Shares								
Year Ended January 31,								
2006	1.00	.028	(.028)	1.00	2.88	.60	2.83	700
2005	1.00	.009	(.009)	1.00	.92	.60	.83	463
2004	1.00	.007	(.007)	1.00	.65	.60	.67	957
2003	1.00	.014	(.014)	1.00	1.38	.60	1.38	1,028
2002	1.00	.034	(.034)	1.00	3.50	.60	3.14	491

See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Government Cash Management								
Institutional Shares								
Year Ended January 31,								
2006	1.00	.032	(.032)	1.00	3.23	.20	3.15	2,842
2005	1.00	.013	(.013)	1.00	1.26	.20	1.20	3,571
2004	1.00	.010	(.010)	1.00	1.03	.20	1.03	5,409
2003	1.00	.017	(.017)	1.00	1.75	.20	1.74	8,084
2002	1.00	.037	(.037)	1.00	3.81	.20	3.55	7,049
Investor Shares								
Year Ended January 31,								
2006	1.00	.029	(.029)	1.00	2.97	.45	2.90	1,050
2005	1.00	.010	(.010)	1.00	1.01	.45	.95	1,287
2004	1.00	.008	(.008)	1.00	.78	.45	.78	1,307
2003	1.00	.015	(.015)	1.00	1.50	.45	1.49	1,591
2002	1.00	.035	(.035)	1.00	3.55	.45	3.30	1,510
Administrative Shares								
Year Ended January 31,								
2006	1.00	.031	(.031)	1.00	3.12	.30	3.05	240
2005	1.00	.012	(.012)	1.00	1.16	.30	1.10	313
2004	1.00	.009	(.009)	1.00	.93	.30	.93	900
2003	1.00	.016	(.016)	1.00	1.65	.30	1.64	1,138
2002	1.00	.036	(.036)	1.00	3.71	.30	3.45	623
Participant Shares								
Year Ended January 31,								
2006	1.00	.028	(.028)	1.00	2.81	.60	2.75	244
2005	1.00	.009	(.009)	1.00	.86	.60	.80	289
2004	1.00	.006	(.006)	1.00	.62	.60	.63	607
2003	1.00	.013	(.013)	1.00	1.35	.60	1.34	645
2002	1.00	.033	(.033)	1.00	3.40	.60	3.15	523

See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Government Prime Cash Management								
Institutional Shares								
Year Ended January 31,								
2006	1.00	.031	(.031)	1.00	3.18	.20	3.21	773
2005	1.00	.012	(.012)	1.00	1.21	.20	1.19	537
2004	1.00	.009	(.009)	1.00	.94	.20	.91	415
2003	1.00	.016	(.016)	1.00	1.61	.20	1.60	285
2002	1.00	.035	(.035)	1.00	3.56	.20	3.39	360
Investor Shares								
Year Ended January 31,								
2006	1.00	.029	(.029)	1.00	2.92	.45	2.96	242
2005	1.00	.010	(.010)	1.00	.96	.45	.94	209
2004	1.00	.007	(.007)	1.00	.69	.45	.66	243
2003	1.00	.014	(.014)	1.00	1.36	.45	1.35	273
2002	1.00	.033	(.033)	1.00	3.31	.45	3.14	196
Administrative Shares								
Year Ended January 31,								
2006	1.00	.030	(.030)	1.00	3.08	.30	3.11	210
2005	1.00	.011	(.011)	1.00	1.11	.30	1.09	200
2004	1.00	.008	(.008)	1.00	.84	.30	.81	130
2003	1.00	.015	(.015)	1.00	1.51	.30	1.50	216
2002	1.00	.034	(.034)	1.00	3.46	.30	3.29	86
Participant Shares								
Year Ended January 31,								
2006	1.00	.027	(.027)	1.00	2.77	.60	2.81	208
2005	1.00	.008	(.008)	1.00	.81	.60	.79	230
2004	1.00	.005	(.005)	1.00	.54	.60	.51	229
2003	1.00	.012	(.012)	1.00	1.21	.60	1.20	325
2002	1.00	.031	(.031)	1.00	3.15	.60	2.99	399

See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Treasury Cash Management								
Institutional Shares								
Year Ended January 31,								
2006	1.00	.031	(.031)	1.00	3.10	.20	3.08	3,017
2005	1.00	.012	(.012)	1.00	1.19	.20	1.16	2,351
2004	1.00	.009	(.009)	1.00	.93	.20	.93	3,312
2003	1.00	.016	(.016)	1.00	1.59	.20	1.57	3,397
2002	1.00	.036	(.036)	1.00	3.62	.20	3.42	2,787
Investor Shares								
Year Ended January 31,								
2006	1.00	.028	(.028)	1.00	2.84	.45	2.83	1,320
2005	1.00	.009	(.009)	1.00	.94	.45	.91	1,164
2004	1.00	.007	(.007)	1.00	.68	.45	.68	1,288
2003	1.00	.013	(.013)	1.00	1.34	.45	1.32	999
2002	1.00	.033	(.033)	1.00	3.36	.45	3.17	1,035
Administrative Shares								
Year Ended January 31,								
2006	1.00	.030	(.030)	1.00	3.00	.30	2.98	87
2005	1.00	.011	(.011)	1.00	1.09	.30	1.06	49
2004	1.00	.008	(.008)	1.00	.83	.30	.83	20
2003	1.00	.015	(.015)	1.00	1.49	.30	1.47	23
2002	1.00	.035	(.035)	1.00	3.52	.30	3.32	127
Participant Shares								
Year Ended January 31,								
2006	1.00	.027	(.027)	1.00	2.69	.60	2.68	219
2005	1.00	.008	(.008)	1.00	.79	.60	.76	210
2004	1.00	.005	(.005)	1.00	.52	.60	.53	123
2003	1.00	.012	(.012)	1.00	1.19	.60	1.17	52
2002	1.00	.032	(.032)	1.00	3.21	.60	3.02	121

See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Treasury Prime Cash Management								
Institutional Shares								
Year Ended January 31,								
2006	1.00	.029	(.029)	1.00	2.96	.20	2.93	1,487
2005	1.00	.012	(.012)	1.00	1.17	.20	1.14	1,333
2004	1.00	.009	(.009)	1.00	.92	.20	.93	1,785
2003	1.00	.016	(.016)	1.00	1.58	.20	1.56	3,291
2002	1.00	.036	(.036)	1.00	3.68	.20	3.40	3,331
Investor Shares								
Year Ended January 31,								
2006	1.00	.027	(.027)	1.00	2.70	.45	2.68	651
2005	1.00	.009	(.009)	1.00	.92	.45	.89	613
2004	1.00	.007	(.007)	1.00	.67	.45	.68	794
2003	1.00	.013	(.013)	1.00	1.32	.45	1.31	1,261
2002	1.00	.034	(.034)	1.00	3.42	.45	3.15	1,300
Administrative Shares								
Year Ended January 31,								
2006	1.00	.028	(.028)	1.00	2.86	.30	2.83	26
2005	1.00	.011	(.011)	1.00	1.07	.30	1.04	39
2004	1.00	.008	(.008)	1.00	.82	.30	.83	97
2003	1.00	.015	(.015)	1.00	1.48	.30	1.46	205
2002	1.00	.035	(.035)	1.00	3.57	.30	3.30	62
Participant Shares								
Year Ended January 31,								
2006	1.00	.025	(.025)	1.00	2.55	.60	2.53	352
2005	1.00	.008	(.008)	1.00	.76	.60	.74	94
2004	1.00	.005	(.005)	1.00	.52	.60	.53	179
2003	1.00	.012	(.012)	1.00	1.18	.60	1.16	321
2002	1.00	.032	(.032)	1.00	3.26	.60	3.00	522

See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Municipal Cash Management Plus								
Institutional Shares								
Year Ended January 31,								
2006	1.00	.024	(.024)	1.00	2.39	.20	2.34	638
2005	1.00	.011	(.011)	1.00	1.13	.20	1.07	500
2004	1.00	.009	(.009)	1.00	.93	.20	.92	722
2003	1.00	.013	(.013)	1.00	1.33	.20	1.31	224
2002	1.00	.026	(.026)	1.00	2.59	.20	2.52	125
Investor Shares								
Year Ended January 31,								
2006	1.00	.021	(.021)	1.00	2.13	.45	2.09	180
2005	1.00	.009	(.009)	1.00	.88	.45	.82	105
2004	1.00	.007	(.007)	1.00	.68	.45	.67	88
2003	1.00	.011	(.011)	1.00	1.08	.45	1.06	92
2002	1.00	.023	(.023)	1.00	2.34	.45	2.27	63
Administrative Shares								
Year Ended January 31,								
2006	1.00	.023	(.023)	1.00	2.29	.30	2.24	137
2005	1.00	.010	(.010)	1.00	1.03	.30	.97	129
2004	1.00	.008	(.008)	1.00	.83	.30	.82	108
2003	1.00	.012	(.012)	1.00	1.23	.30	1.21	110
2002	1.00	.025	(.025)	1.00	2.48	.30	2.42	71
Participant Shares								
Year Ended January 31,								
2006	1.00	.020	(.020)	1.00	1.98	.60	1.94	25
2005	1.00	.007	(.007)	1.00	.73	.60	.67	20
2004	1.00	.005	(.005)	1.00	.52	.60	.52	19
2003	1.00	.009	(.009)	1.00	.93	.60	.91	16
2002	1.00	.022	(.022)	1.00	2.18	.60	2.12	16

See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus New York Municipal Cash Management								
Institutional Shares								
Year Ended January 31,								
2006	1.00	.023	(.023)	1.00	2.36	.20	2.33	343
2005	1.00	.011	(.011)	1.00	1.10	.20	1.12	336
2004	1.00	.009	(.009)	1.00	.88	.20	.89	308
2003	1.00	.013	(.013)	1.00	1.26	.20	1.25	417
2002	1.00	.024	(.024)	1.00	2.41	.20	2.24	588
Investor Shares								
Year Ended January 31,								
2006	1.00	.021	(.021)	1.00	2.11	.45	2.08	125
2005	1.00	.008	(.008)	1.00	.85	.45	.87	71
2004	1.00	.006	(.006)	1.00	.63	.45	.64	28
2003	1.00	.010	(.010)	1.00	1.01	.45	1.00	21
2002	1.00	.021	(.021)	1.00	2.15	.45	1.99	17
Administrative Shares								
Year Ended January 31,								
2006	1.00	.022	(.022)	1.00	2.26	.30	2.23	8
2005	1.00	.010	(.010)	1.00	1.00	.30	1.02	1
2004	1.00	.008	(.008)	1.00	.79	.30	.79	−a
2003	1.00	.011	(.011)	1.00	1.15	.30	1.15	6
2002	1.00	.023	(.023)	1.00	2.30	.30	2.14	3
Participant Shares								
Year Ended January 31,								
2006	1.00	.019	(.019)	1.00	1.95	.60	1.93	3
2005	1.00	.007	(.007)	1.00	.70	.60	.72	6
2004	1.00	.005	(.005)	1.00	.48	.60	.49	2
2003	1.00	.009	(.009)	1.00	.86	.60	.85	2
2002	1.00	.020	(.020)	1.00	2.04	.60	1.84	−a

a   *Amount represents less than $1 million.*
See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Tax Exempt Cash Management								
Institutional Shares								
Year Ended January 31,								
2006	1.00	.023	(.023)	1.00	2.36	.20	2.35	2,645
2005	1.00	.011	(.011)	1.00	1.12	.20	1.14	2,510
2004	1.00	.009	(.009)	1.00	.90	.20	.89	1,934
2003	1.00	.013	(.013)	1.00	1.29	.20	1.28	2,073
2002	1.00	.025	(.025)	1.00	2.50	.20	2.40	1,880
Investor Shares								
Year Ended January 31,								
2006	1.00	.021	(.021)	1.00	2.11	.45	2.10	255
2005	1.00	.009	(.009)	1.00	.87	.45	.89	240
2004	1.00	.006	(.006)	1.00	.65	.45	.64	122
2003	1.00	.010	(.010)	1.00	1.04	.45	1.03	119
2002	1.00	.022	(.022)	1.00	2.25	.45	2.15	195
Administrative Shares								
Year Ended January 31,								
2006	1.00	.022	(.022)	1.00	2.26	.30	2.25	105
2005	1.00	.010	(.010)	1.00	1.02	.30	1.04	275
2004	1.00	.008	(.008)	1.00	.80	.30	.79	312
2003	1.00	.012	(.012)	1.00	1.19	.30	1.18	185
2002	1.00	.024	(.024)	1.00	2.40	.30	2.30	7
Participant Shares								
Year Ended January 31,								
2006	1.00	.019	(.019)	1.00	1.96	.60	1.95	42
2005	1.00	.007	(.007)	1.00	.72	.60	.74	19
2004	1.00	.005	(.005)	1.00	.50	.60	.49	46
2003	1.00	.009	(.009)	1.00	.89	.60	.88	139
2002	1.00	.021	(.021)	1.00	2.10	.60	2.00	151

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Cash Management, Dreyfus Cash Management Plus, Inc., Dreyfus Government Cash Management, Dreyfus Government Prime Cash Management, Dreyfus Treasury Cash Management, Dreyfus Treasury Prime Cash Management, Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management and Dreyfus Tax Exempt Cash Management, (each, a "fund" and collectively, the "funds") are open-end management investment companies registered under the Investment Company Act of 1940, as amended (the "Act"). Each fund, other than Dreyfus New York Municipal Cash Management, is diversified. Dreyfus New York Municipal Cash Management is non-diversified. Dreyfus Government Cash Management and Dreyfus Government Prime Cash Management are each a separate series of Dreyfus Government Cash Management Funds (the "Company") which currently offers two series. Each fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity and, in the case of Dreyfus Municipal Cash Management Plus and Dreyfus Tax Exempt Cash Management only, which is exempt from federal income tax, and, in the case of Dreyfus New York Municipal Cash Management only, which is exempt from federal, New York state and New York city personal income taxes. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as each fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the funds' shares, which are sold to the public without a sales charge. Each fund offers the following classes of shares: Institutional Shares, Investor Shares, Administrative Shares and Participant Shares. Investor Shares, Administrative Shares and Participant Shares are subject to a Service Plan adopted pursuant to Rule 12b-1 under the Act. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is each fund's policy to maintain a continuous net asset value per share of $1.00; each fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that any fund will be able to maintain a stable net asset value per share of $1.00.

Each fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The funds enter into contracts that contain a variety of indemnifications. The funds' maximum exposure under these arrangements is unknown. The funds do not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board members to represent the fair value of each fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

Dreyfus New York Municipal Cash Management follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

Dreyfus Cash Management, Dreyfus Cash Management Plus, Inc., Dreyfus Government Cash Management and Dreyfus Treasury Cash Management may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the funds' custodians and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Expenses: With regards to the Company, expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to both series are allocated between them.

(d) Dividends to shareholders: It is the policy of each fund to declare dividends from investment income-net on each business day. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but each fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of each fund not to distribute such gain.

(e) Federal income taxes: It is the policy of each fund (except for Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management and Dreyfus Tax Exempt Cash Management) to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

It is the policy of Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management and Dreyfus Tax Exempt Cash Management to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code and to make distributions of income sufficient to relieve it from substantially all federal income and excise taxes.

At January 31, 2006, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

Table 1 summarizes each fund's accumulated capital loss carryover available to be applied against future net securities profits, if any, realized subsequent to January 31, 2006.

Table 1.

	2008[†]	2009[†]	2011[†]	2012[†]	2013[†]	2014[†]	Total
			Expiring in fiscal:			**($ x 1,000)**	
Dreyfus Cash Management	–	–	–	–	18	1,538	1,556
Dreyfus Cash Management Plus, Inc.	–	–	–	–	562	7,999	8,561
Dreyfus Government Cash Management	–	–	–	172	–	2,628	2,800
Dreyfus Government Prime Cash Management	–	–	–	–	1	–	1
Dreyfus Municipal Cash Management Plus	–	–	–	–	–	2	2
Dreyfus Treasury Cash Management	–	–	–	–	13	39	52
Dreyfus Treasury Prime Cash Management	–	61	–	70	107	65	303
Dreyfus Tax Exempt Cash Management	59	–	–	–	–	16	75

† *If not applied, the carryovers expire in the above years.*

The tax character of each fund's distributions paid to shareholders (except for Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management and Dreyfus Tax Exempt Cash Management) during the fiscal periods ended January 31, 2006 and January 31, 2005, respectively, were all ordinary income.

The tax character of distributions paid to shareholders of Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management and Dreyfus Tax Exempt Cash Management during the fiscal periods ended January 31, 2006 and January 31, 2005, respectively, were all tax exempt income.

During the period ended January 31, 2006, as a result of permanent book to tax differences, primarily due to dividend reclassification for tax purposes, Dreyfus Government Prime Cash Management decreased accumulated net realized gains (losses) on investments and increased accumulated undistributed investment income-net by the same amounts. Net assets of the fund were not affected by this reclassification. The amount of the reclassification was $2,910.

At January 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statements of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to separate management agreements with the Manager, the management fee of each fund is computed at the annual rate of .20% of the value of such fund's average daily net assets and is payable monthly.

As to each fund, unless the Manager gives a fund's investors 90 days notice to the contrary, the Manager, and not the fund, will be liable for fund expenses (exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses) other than the following expenses, which will be borne by the fund: the management fee, and with respect to the fund's Investor Shares, Administrative Shares and Participant Shares, Rule 12b-1 Service Plan expenses.

(b) Under each fund's Service Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, relating to its Investor Shares, Administrative Shares and Participant Shares, each fund pays the Distributor for distributing such classes of shares, for advertising and marketing relating to such classes of shares, for providing certain services relating to shareholder accounts in such classes of shares, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts ("Servicing"), at an aggregate annual rate of .25%, .10% and .40% of the value of the average daily net assets of Investor Shares, Administrative Shares and Participant Shares, respectively. The Distributor may pay one or more Service Agents (a securities dealer, financial institution or other industry professional) a fee in respect of a funds', Investor Shares, Administrative Shares and Participant Shares owned by shareholders with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record. The Distributor determines the amounts, if any, to be paid to Service Agents under the Plan and the basis on which such payments are made. The fees payable under each Plan are payable without regard to actual expenses incurred. **Table 2** summarizes the amount each fund was charged pursuant to the Plan during the period ended January 31, 2006.

Table 3 summarizes the components of Due to The Dreyfus Corporation and affiliates in the Statements of Assets and Liabilities for each fund.

(c) Each fund (except for Dreyfus New York Municipal Cash Management) pays its Board members an annual fee of $3,000 and an attendance fee of $500 per meeting. Dreyfus New York Municipal Cash Management pays its Board members an annual fee of $1,000 and an attendance fee of $500 per meeting. These amounts are borne by the Manager as to each fund pursuant to the undertakings in effect. See Note 2(a).

NOTE 3—Capital Share Transactions:

Each fund (except for Dreyfus Cash Management Plus, Inc.) is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest. Dreyfus Cash Management Plus, Inc. is authorized to issue 90 billion shares of $.001 par value Common Stock.

Table 2.

	Investor Shares ($)	Administrative Shares ($)	Participant Shares ($)
Dreyfus Cash Management	2,935,854	270,534	861,865
Dreyfus Cash Management Plus, Inc.	2,957,860	598,988	1,856,155
Dreyfus Government Cash Management	2,698,879	232,422	1,092,870
Dreyfus Government Prime Cash Management	567,003	176,701	929,714
Dreyfus Treasury Cash Management	3,418,873	73,638	848,408
Dreyfus Treasury Prime Cash Management	1,719,275	28,107	613,580
Dreyfus Municipal Cash Management Plus	352,607	138,478	100,955
Dreyfus New York Municipal Cash Management	227,295	4,484	21,786
Dreyfus Tax Exempt Cash Management	575,866	159,129	153,160

Table 3.

	Management Fees ($)	Rule 12b-1 Service Plan Fees ($)
Dreyfus Cash Management	2,094,812	369,707
Dreyfus Cash Management Plus, Inc.	1,625,782	565,982
Dreyfus Government Cash Management	739,341	336,363
Dreyfus Government Prime Cash Management	226,942	147,221
Dreyfus Treasury Cash Management	872,038	363,865
Dreyfus Treasury Prime Cash Management	427,394	255,825
Dreyfus Municipal Cash Management Plus	119,252	60,826
Dreyfus New York Municipal Cash Management	57,309	24,514
Dreyfus Tax Exempt Cash Management	499,254	72,710

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees/Directors

Dreyfus Cash Management

Dreyfus Cash Management Plus, Inc.

Dreyfus Government Cash Management

Dreyfus Government Prime Cash Management

Dreyfus Treasury Cash Management

Dreyfus Treasury Prime Cash Management

Dreyfus Municipal Cash Management Plus

Dreyfus New York Municipal Cash Management

Dreyfus Tax Exempt Cash Management

We have audited the accompanying statements of assets and liabilities, including the statements of investments, of Dreyfus Cash Management, Dreyfus Cash Management Plus, Inc., Dreyfus Government Cash Management, Dreyfus Government Prime Cash Management, Dreyfus Treasury Cash Management, Dreyfus Treasury Prime Cash Management, Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management and Dreyfus Tax Exempt Cash Management (the "Funds") as of January 31, 2006, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Funds' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of January 31, 2006 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the funds referred to above at January 31, 2006, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
March 10, 2006

In accordance with federal tax law, Dreyfus Tax Exempt Cash Management, Dreyfus Municipal Cash Management Plus and Dreyfus New York Municipal Cash Management hereby makes the following designations regarding the dividends paid from investment income–net during their fiscal year ended January 31, 2006:

— all the dividends paid from investment income–net are "exempt-interest dividends" (not generally subject to regular federal income taxes).

— for individuals who are residents of New York, "exempt-interest dividends" paid by Dreyfus New York Municipal Cash Management are also not subject to New York state and New York city personal income tax.

For state individual income tax purposes, Dreyfus Government Cash Management, Dreyfus Government Prime Cash Management and Dreyfus Treasury Prime Cash Management hereby designate the following percentage of ordinary dividends paid during the fiscal year ended January

31, 2006 as attributable to interest income from direct obligations of the United States. Such dividends are currently exempt from taxation for income tax purposes in most states, including New York, California and the District of Columbia:

Dreyfus Government Cash Management	35.13%
Dreyfus Government Prime Cash Management	100%
Dreyfus Treasury Prime Cash Management	100%

The funds below designate the following percentage of ordinary income dividends paid during the fiscal year ended January 31, 2006 as qualifying "interest related dividends":

Dreyfus Cash Management	83.68%
Dreyfus Government Cash Management	100%
Dreyfus Government Prime Cash Management	100%
Dreyfus Treasury Prime Cash Management	100%
Dreyfus Cash Management Plus, Inc.	85.65%
Dreyfus Treasury Cash Management	100%

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 184

David W. Burke (69)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 79

Isabel Dunst (57)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Partner, Hogan & Hartson

Other Board Memberships and Affiliations:
• Union of Reform Judaism, a religious organization, Trustee

No. of Portfolios for which Board Member Serves: 9

Lyle E. Gramley (79)
Board Member (1986)

Principal Occupation During Past 5 Years:
• Consulting economist

Other Board Memberships and Affiliations:
• IndyMac Bank, Inc., Director

No. of Portfolios for which Board Member Serves: 9

Warren B. Rudman (75)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Of Counsel to (from January 1993 to December 31, 2003, Partner in) the law firm Paul, Weiss, Rifkind, Wharton & Garrison, LLP

Other Board Memberships and Affiliations:
• Collins & Aikman Corporation, Director
• Allied Waste Corporation, Director
• Raytheon Company, Director
• Boston Scientific, Director

No. of Portfolios for which Board Member Serves: 18

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

CHARLES CARDONA, Executive Vice President since November 2001.

Vice Chairman and a Director of the Manager, Executive Vice President of the Distributor, President of Dreyfus Institutional Services Division, and an officer of 12 investment companies (comprised of 16 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since February 1981.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus Cash Management Funds

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your Dreyfus Investments Division representative or 1-800-346-3621

E-mail Access Dreyfus Investments Division at www.dreyfus.com.
You can obtain product information and E-mail requests for information or literature.

Mail Dreyfus Investments Division, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

Each fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. Each fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how each fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.

